UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of March, 2008

Commission File Number 001-14487

TELE NORTE LESTE PARTICIPAÇÕES S.A.

(Exact name of registrant as specified in its charter)

Tele Norte Leste Holding Company

(Translation of Registrant's name in English)

Rua Humberto de Campos, 425 - 8º andar
Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 17, 2008

TELE NORTE LESTE PARTICIPAÇÕES S.A.

By:-_________________________
Name: José Luis Magalães Salazar Title: Investor Relations Officer

Tele Norte Leste Participações S.A. Report of the independent auditors on their special review of the Quarterly Report - ITR covering the periods ended on September 30, 2007 and 2006

BDO International is a world wide network of public accounting firms, called Member Firms, acting in 111 countries and 626 offices. Each BDO Member is an independent legal entity in its own country.  BDO Trevisan is the  member Firm of the BDO International network since 2004.

(Convenience translation into English from the original previously issued in Portuguese)

REPORT ON THE SPECIAL REVIEW

To the management and shareholders
Tele Norte Leste Participações S.A.

1.      We have conducted a special review of the quarterly report (ITR) issued by Tele Norte Leste Participações S.A. (parent company and consolidated) for the quarter ended on September 30, 2007, comprising the balance sheet, statement of income and performance report, all prepared in accordance with the accounting practices adopted in Brazil, under the responsibility of the company’s management. Our responsibility is to issue a report on these financial statements, without expressing an opinion. The review of the accounting information for the quarter ended on September 30, 2007, regarding the indirect subsidiaries TNL PCS S.A. ("Oi") and Companhia AIX de Participações, utilized for the purpose of consolidating the accounts, was carried out under the responsibility of other independent auditors.  Any reference in our report to amounts relating to these indirect subsidiaries is exclusively based on the reports of those independent auditors.

2       Our review was conducted in accordance with the specific standards set down by IBRACON (Brazilian Institute of Independent Auditors) and the CFC (Federal Accounting Council), and mainly consisted of: (a) inquiries and discussion with the administrators responsible for the company’s accounting, financial and operational areas, as to the principal criteria adopted in the preparation of the quarterly report; and (b) reviewing the information and subsequent events that have or could come to have a material effect on the company’s financial position and operations.

3       Based on our special review and on the reports issued by other independent auditors, as mentioned in paragraph 1, we are not aware of any material changes that should be made to the quarterly report, also referred to in paragraph 1, in order for it to be in accordance with the accounting practices adopted in Brazil and the regulations issued by the CVM (Brazilian Securities Commission) that are specifically applicable to the preparation of quarterly reports.

Rio de Janeiro, October 30, 2007.

José Luiz de Souza Gurgel
Partner-accountant
BDO Trevisan Auditores Independentes
CRC 2SP013439/O-5 “S” RJ

(Convenience translation into English from the original previously issued in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES COMMISSION
ITR - Quarterly Report                                                                                                                      Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER TYPES OF COMPANY                                     Base Date – 09/30/2007

01.01- IDENTIFICATION

1 - CVM CODE 01765-5	2 - COMPANY NAME TELE NORTE LESTE PARTICIPAÇÕES S.A.	3 - CNPJ 02.558.134/0001-58
4 - NIRE 3330026253-9

01.02 – HEAD OFFICE

1 - ADDRESS Rua Humberto de Campos 425 - 8th floor			2 - DISTRICT Leblon
3 - POST CODE 22430-190	4 - TOWN OR CITY Rio de Janeiro			5 - STATE RJ
6 - AREA CODE 021	7 - TELEPHONE 3131-1208	8 - TELEPHONE. 3131-1110	9 - TELEPHONE 3131-1315	10 - TELEX
11 - AREA CODE 021	12 - FAX 3131-1144	13 - FAX 3131-1155	14 - FAX
15 - E-MAIL invest@oi.net.br

01.03 - DIRECTOR OF INVESTOR RELATIÕNS (company address for correspondence)

1 - NAME José Luís Magalhães Salazar	2 - ADDRESS Rua Humberto de Campos 425 - 8thº floor
3 - DISTRICT Leblon	4 - POST CODE 22430-190		5 - TOWN OR CITY Rio de Janeiro	6 - STATE RJ
7 - AREA CODE 021	8 - TELEPHONE 3131-1123	9 - TELEPHONE	10 - TELEPHONE	11 - AREA CODE	12 - FAX 3131-1155
13 - E-MAIL jls@oi.net.br

01.04 - AUDITING REFERÊNCES

CURRENT FINANCIAL YEAR		CURRENT QUARTER			PREVIOUS QUARTER
1 - BEGINNING	2 - END	3 - NUMBER	4 - BEGINNING	5 - END	6 - NUMBER	7 - BEGINNING	8 - END
01/01/2007	12/31/2007	3	07/01/2007	09/30/2007	2	04/01/2007	06/30/2007
9 - NAME OF AUDITORS BDO Trevisan Auditores Independentes					10 - CVM CODE 210-0
11 - NAME OF INDIVIDUAL RESPONSIBLE José Luiz de Souza Gurgel					12 - CPF OF INDIVIDUAL RESPONSIBLE 918.587.207-53

01.05 - CAPITAL STRUCTURE

Number of Shares (thousand)	1 - Current quarter to 09/30/2007	2 - Previous quarter to 06/30/2007	2 - Equal period last year to 09/30/2006
Paid-in Capital
1 - Common	130,612	130,612	130,612
2 - Preferred	261,223	261,223	261,223
3 - Total	391,835	391,835	391,835
Treasury Stock
4 - Common	3,238	3,238	3,238
5 - Preferred	6,475	6,475	6,475
6 - Total	9,713	9,713	9,713

01.06 - CORPORATE PROFILE

1 - TYPE OF COMPANY Commercial, Industrial and Others	2 - SITUATION Operational	3 - NATURE OF SHAREHOLDER CONTROL Brazilian holding company	4 - CODE / ACTIVITY 1130 - Telecommunications
5 - MAIN ACTIVITY Telecoms services	6 - TYPE OF CONSOLIDATION Total	7 - IYPE OF AUDITORS REPORT Without proviso

01.07   - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - CNPJ	3 - COMPANY NAME

01.08   - DIVIDENDS AND/OR IOC APPROVED AND/OR PAID OUT DURING AND/OR AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - APPROVED	4 - DIVIDEND / IOC	5 - PAYMENT INITIATED	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE

01.09 - SUBSCRIBED CAPITAL AND CHANGES WITHIN CURRENT FINANCIAL YEAR

1 - ITEM	2 - DATE OF CHANGE	3 - CAPITAL STOCK (thousand reais)	4 - CHANGE (thousand reais)	5 - REASON FOR CHANGE	7 - NUMBER OF SHARES ISSUED (thousand)	8 - ISSUE PRICE (reais)

01.10 - DIRECTOR OF INVESTOR RELATIONS

1 - DATE	2 - SIGNATURE

1 - CVM CODE 01765-5	2 - COMPANY NAME TELE NORTE LESTE PARTICIPAÇÕES S/A	3 - CNPJ 02.558.134/0001-58

02.01 - BALANCE SHEET ASSETS (THOUSAND REAIS)

1 - CODE	2 - ITEM	3 - 09/30/2007	4 - 06/30/2007

1	TOTAL ASSETS	12,663,361	12,205,637
1.01	CURRENT ASSETS	979,498	1,156,938
1.01.01	CASH & EQUIVALENT	601,915	785,310
1.01.02	CREDITS	0	0
1.01.03	INVENTORIES	0	0
1.01.04	OTHER	377,583	371,628
1.01.04.01	DEFERRED / RECOVERABLE TAXES	344,150	331,751
1.01.04.02	RELATED PARTY CREDITS	6,073	12,835
1.01.04.02.01	DIVIDENDS & INTEREST ON CAPITAL	6,073	12,835
1.01.04.03	ADVANCES TO SUPPLIERS	61	1,649
1.01.04.04	PREPAID EXPENSES	13,133	16,640
1.01.04.05	CREDITS RECEIVABLE	5,828	4,763
1.01.04.06	OTHER ASSETS	8,338	3,990
1.02	NON-CURRENT ASSETS	11,683,863	11,048,699
1.02.01	LONG TERM ASSETS	423,405	428,503
1.02.01.01	SUNDRY CREDITS	200,080	208,348
1.02.01.01.01	DEFERRED / RECOVERABLE TAXES	200,080	196,539
1.02.01.01.02	CREDITS RECEIVBLE	0	11,809
1.02.01.02	RELATED PARTY CREDITS	157,322	152,289
1.02.01.02.02	SUBSIDIARIES	157,322	152,289
1.02.01.03	OTHER	66,003	67,866
1.02.01.03.01	JUDICIAL DEPOSITS & EMBARGOES	6,807	6,686
1.02.01.03.02	TAX INCENTIVES	9,286	9,286
1.02.01.03.03	PREPAID EXPENSES	49,803	51,787
1.02.01.03.04	OTHER ASSETS	107	107
1.02.02	PERMANENT ASSETS	11,260,458	10,620,196
1.02.02.01	INVESTMENT	11,245,087	10,613,534
1.02.02.01.01	HOLDINGS IN SUBSIDIARIES	11,237,455	10,605,902
1.02.02.01.02	OTHER INVESTMENTS	7,632	7,632
1.02.02.02	PROPERTY, PLANT & EQUIPMENT	12,751	3,889
1.02.02.03	INTANGIBLE ASSETS	2,620	2,773
1.02.02.04	DEFERRED ASSETS	0	0

02.02 - BALANCE SHEET LIABILITIES (THOUSAND REAIS)

1 - CODE	2 - ITEM	3 - 09/30/2007	4- 06/30/2007

2	TOTAL LIABILITIES	12,663,361	12,205,637
2.01	CURRENT LIABILITIES	461,776	471,448
2.01.01	LOANS & FINANCING	351,070	357,057
2.01.02	DEBENTURES	0	0
2.01.03	SUPPLIERS	0	3,969
2.01.04	TAXES & CONTRIBUTIONS	17,007	15,582
2.01.04.01	DEFERRED / PAYABLE TAXES	1,695	1,763
2.01.04.02	REFIS II - TAX REFINANCING PROGRAM	15,312	13,819
2.01.05	DIVIDENDS & INTEREST ON CAPITAL	90,308	90,480
2.01.06	DEBT TO RELATED PARTIES	0	0
2.01.07	OTHER	3,391	4,360
2.01.07.01	PAYROLL & SOCIAL CHARGES / BENEFITS	1,481	1,481
2.01.07.02	OTHER LIABILITIES	1,910	2,879
2.02	NON-CURRENT LIABILITIES	1,523,015	1,676,937
2.02.01	LONG TERM LIABILITIES	1,523,015	1,676,937
2.02.01.01	LOANS & FINANCING	1,130,522	1,287,873
2.02.01.02	DEBENTURES	0	0
2.02.01.03	PROVISIONS FOR LEGAL CONTINGENCIES	842	1,224
2.02.01.04	DEBT TO RELATED PARTIES	175,535	168,950
2.02.01.05	OTHER	216,116	218,890
2.02.01.05.01	REFIS II - TAX REFINANCING PROGRAM	148,028	150,765
2.02.01.05.02	OTHER	68,088	68,125
2.02.02	UNREALIZED EARNINGS	0	0
2.03	NET EQUITY	10,678,570	10,057,252
2.03.01	CAPITAL STOCK	4,688,731	4,688,731
2.03.02	CAPITAL RESERVES	25,083	25,083
2.03.03	REVENUE RESERVES	4,564,060	4,564,060
2.03.03.01	LEGAL RESERVE	209,975	209,975
2.03.03.02	REALIZABLE PROFITS RESERVE	0	0
2.03.03.03	OTHER REVENUE RESERVES	4,354,085	4,354,085
2.03.03.03.01	INVESTMENT RESERVE	4,727,351	4,727,351
2.03.03.03.02	TREASURY STOCK	(373,266)	(373,266)
2.03.04	RETAINED EARNINGS / ACCUMULATED LOSSES	1,400,696	779,378

03.01 - STATEMENT OF INCOME (THOUSAND REAIS)

1 - CODE	2 - ITEM	3 -	4 -	5 -	6 -
		From: 07/01/2007 To: 09/30/2007	From: 01/01/2007 To: 09/30/2007	From: 07/01/2006 To: 09/30/2006	From: 01/01/2006 To: 09/30/2006
3.01	GROSS REVENUE FROM SALES AND/OR SERVICES	0	0	0	0
3.02	DEDUCTIONS FROM GROSS REVENUE	0	0	0	0
3.03	NET REVENUE FROM SALES AND/OR SERVICES	0	0	0	0
3.04	COST OF GOODS SOLD AND/OR SERVICES PROVIDED	0	0	0	0
3.05	GROSS PROFIT	0	0	0	0
3.06	OPERATING INCOME / (EXPENSES)	609,131	1,371,488	286,794	750,733
3.06.01	SALES EXPENSES	0	0	0	0
3.06.02	GENERAL & ADMINISTRATIVE EXPENSES	(6,741)	(23,267)	(11,446)	(33,962)
3.06.03	FINANCIAL INCOME / (EXPENSES) - NET	(16,100)	(55,258)	(50,974)	(190,434)
3.06.03.01	FINANCIAL INCOME	19,959	66,675	32,113	174,175
3.06.03.02	FINANCIAL EXPENSES	(36,059)	(121,933)	(83,087)	(364,609)
3.06.04	OTHER OPERATING INCOME	125	2,050	69	69
3.06.05	OTHER OPERATING EXPENSES	295	(727)	(6,356)	(9,790)
3.06.06	EQUITY ADJUSTMENTS	631,552	1,448,690	355,501	984,850
3.07	OPERATING INCOME / (EXPENSES) - NET	609,131	1,371,488	286,794	750,733
3.08	NON-OPERATING INCOME / (EXPENSES)	8,646	8,646	(473)	(744)
3.08.01	INCOME	16,855	16,855	0	0
3.08.02	EXPENSES	(8,209)	(8,209)	(473)	(744)
3.09	NET INCOME BEFORE TAXES / PROFIT SHARING	617,777	1,380,134	286,321	749,989
3.10	PROVISION FOR INCOME TAX & SOCIAL CONTRIBUTION	0	0	(16,696)	(64,143)
3.11	DEFERRED INCOME TAX & SOCIAL CONTRIBUTION	3,541	20,562	(15,428)	(35,456)
3.12	PROFIT SHARING / STATUTORY CONTRIBUTIONS	0	0	0	0
3.12.01	PROFIT SHARING	0	0	0	0
3.12.02	STATUTORY CONTRIBUTIONS	0	0	0	0
3.13	REVERSAL OF INTEREST ON CAPITAL	0	0	0	0
3.14	NET PROFIT / (LOSS) FOR THE PERIOD	621,318	1,400,696	254,197	650,390
	NUMBER OF SHARES, EX-TTEASURY (THOUSAND)	382,122	382,122	382,122	382,122
	PROFIT PER SHARE (R$)	1.62597	3.66557	0.66522	1.70205

(Convenience translation into English from the original previously issued in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES COMMISSION
ITR - Quarterly Report                                                                                                Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER TYPES OF COMPANY               Base Date - 09/30/2007

01765-5 – TELE NORTE LESTE PARTICIPAÇÕES S/A                          02.558.134/0001-58

04.01 - NOTES                                                                                              (In thousands of reais, unless otherwise specified)

1          Background

Tele Norte Leste Participações S.A. (“the Company” or "TNL") was founded on May 22, 1998, upon the break-up and privatization of Telecomunicações Brasileiras S.A. ("Telebrás"). The company’s main activities are taking equity stakes in other companies and furthering the operational and financial management of its directly and indirectly controlled subsidiaries. TNL is a holding company controlled by Telemar Participações S.A. (“Telemar Participações”), which owns 17.48% of the company’s total capital and 52.45% of its voting capital.

TNL is registered with the CVM (Brazilian Securities Commission) as a public company whose shares are listed at the São Paulo Stock Exchange (BOVESPA). It is also registered with the SEC (U.S. Securities and Exchange Commission) and its Level II ADSs (American Depositary Shares) are listed at the New York Stock Exchange (NYSE) and traded as ADRs (American Depositary Receipts). Approximately 45.32% of the company’s preferred shares are traded at the NYSE in the form of ADRs.

(a)     The company’s business is divided into two major segments:

Wireline Services
Telemar Norte Leste S.A. (“TMAR”) is the main provider of wireline services within its designated area of operations – National Region I – comprising the states of Rio de Janeiro, Minas Gerais, Espírito Santo, Bahia, Sergipe, Alagoas, Pernambuco, Paraíba, Rio Grande do Norte, Ceará, Piauí, Maranhão, Pará, Amazonas, Roraima and Amapá (with the exception of Sector 3 of this Region, corresponding to the 57 municipalities of the “Triângulo Mineiro [Minas Triangle]” and “Alto Paranaíba [Upper Paranaíba]” regions in the state of Minas Gerais, where the Companhia de Telecomunicações do Brasil Central (CTBC) is the designated operator). These services are provided under the concessions granted by the National Telecommunications Agency (ANATEL), the regulatory body for the Brazilian telecom sector, and valid until December 31, 2005. The Concession Contract signed by TMAR in 1998 provided for a further extension for a period of 20 years, at a cost of 2% of the concession holder’s net telecom revenue during the previous year, payable every two years.  On December 22, 2005 new contracts were signed, containing new targets for universal access and quality, thereby extending TMAR’s concession. The principal changes in relation to the contract that was in force between 1998 and 2005 are as follows:

  Local calls are to be charged according to the number of minutes used and the monthly subscription fee covers the first 200 minutes of use, for Residential lines, and 150 minutes for Non-Residential lines;
  The Telecoms Sector Index (IST) has been adopted as the basis for future tariff adjustments. The IST is announced every month by ANATEL and its constituent parts are to be reviewed every two years. The 2006 tariff adjustment for local and long-distance wireless services was based on the IGP-DI inflation index, with respect to the seven months in 2005 (June to December), and on the IST for the first five months of 2006 (January to May). The 2007 readjustment, and those thereafter, is to be entirely based on the variations of the IST.
  A new target has been added in relation to universal access, with the introduction of a target for Telecom Service Posts (PST), involving the installation of 4,071 computers to provide the general public with Internet access, while the public telephone density requirement has been lowered, from eight per thousand inhabitants to six per thousand inhabitants; and
  Creation of the Special Class Individual Access (AICE) category, aimed exclusively at residential customers, with a prepaid monthly subscription rate that is lower than that of the Basic Plan.

TNL has a controlling stake in TMAR, which currently amounts to 80.89% of the total capital and 97.24% of the voting capital.

Wireless Services

TNL PCS S.A. ("Oi"), bought by TMAR on May 30, 2003, has the corporate purpose of providing Personal Mobile Services (SMP). On March 12, 2001 Oi received authorization from ANATEL to provide such services, for an indefinite period, with the right to the use of corresponding radio frequencies for a period of 15 years, renewable for another 15 years, at a cost of 2% of the net revenue from SMP during the previous year, payable every two years, just as long as the authorization requirements continue to be met.

Due to regulatory circumstances, the SMP authorization and granting of the corresponding radio frequencies only became effective as from June 26, 2002, when Oi began its commercial operations.

Along with the SMP authorization, Oi also obtained authorization to provide, for an indefinite period, Commutated Fixed Telephone Services (STFC), in the following formats: (i)  Domestic Long Distance (LDN) in Region II, comprising the states of Rio Grande do Sul, Santa Catarina, Paraná, Mato Grosso do Sul, Mato Grosso, Goiás, Tocantins, Rondônia and Acre, plus the Federal District; in Region III, which is the state of São Paulo; and in Sector 3 of Region I (mentioned above); and (ii) International Long Distance (LDI) throughout the whole of Brazil. This authorization has been transferred to TMAR, by means of Amendment nº 1 to Authorization nº 205/2002/SPB-ANATEL and Amendment nº 1 to Authorization nº 206/2002/SPB-ANATEL, published in the government’s Official Gazette (D.O.U.) on July 9, 2007.

(b)        Other subsidiaries

  The corporate purpose of Companhia AIX de Participações ("AIX"), bought by TMAR on December 31, 2003, is to provide pipeline infrastructure for the installation of optic fiber cables alongside highways in the state of São Paulo, as a service to TMAR;
  On April 28, 2006, an Extraordinary General Meeting of TNL’s shareholders approved the Protocol and Justification for the Absorption of HiCorp Comunicações Corporativas S.A. by its controlling shareholder - TNL - in view of the interest in proceeding with the corporate restructuring of the companies comprising the Oi Group (see Note 15);
  TNL.Net Participações S.A. (“TNL.Net”), a direct subsidiary of TNL with the corporate purpose of acquiring equity stakes in other companies, both commercial and civil, as a partner or shareholder, that are devoted, directly or through other companies, to internet related activities, within Brazil or abroad;
  Telemar Internet Ltda. (trade name "Oi Internet"), a fully-owned subsidiary of TMAR, has the corporate purpose of providing internet access services and started its operations in January 2005;
  Telemar Telecomunicações Ltda. (“Telemar Telecomunicações”), a fully-owned subsidiary of TNL, has the corporate purpose of acquiring direct or indirect equity stakes in other companies, both commercial and civil, as a partner or shareholder, within Brazil or abroad;
  TNL Trading S.A. (“TNL Trading”), a fully-owned subsidiary of TNL, has the corporate purpose of importing and exporting consumer goods. The company has been inoperative since April 2005;
  TNL PCS Participações S.A. (“TNL PCS Participações”), a fully-owned subsidiary of TNL, has the corporate purpose of providing telecom services of any type or form. The company has not yet begun its operations;
  Coari Participações S.A. ("Coari"), bought by TMAR in December 2003, has the corporate purpose of acquiring equity stakes in other companies, both commercial and civil, as a partner or shareholder, within Brazil or abroad. The company has not yet started operating;
  Calais Participações S.A. ("Calais"), bought by TMAR in December 2004, has the corporate purpose of acquiring equity stakes in other companies, both commercial and civil, as a partner or shareholder, within Brazil or abroad. This company is still not operational; and
  Serede Serviços de Rede S.A (“Serede”), bought by TMAR on June 11, 2007, has the corporate purpose of providing network installation, maintenance, operation and construction services and the purchasing and sale, importing and exporting of equipment. The company started its activities in August 2007.

All telephone services in Brazil are subject to regulation by ANATEL, in accordance with Law nº 9,472, of July 16, 1997.

2          Main accounting practices

The accounting information contained in the Quarterly Reports (ITRs) was prepared and is presented in accordance with the accounting principles adopted in Brazil (Brazil GAAP), based on the provisions of Brazilian Corporate Legislation and the CVM regulations, applied in the same manner as those adopted in the preparation of the financial statements for the financial year ended on December 31, 2006.

3       Operating Revenue

	Consolidated

	09/30/2007%		09/30/2006%
Wireline services
Local:
Subscription fees	5,226,228	27.9	4,969,536	27.9
Metered excess use	1,398,598	7.5	1,851,903	10.4
Fixed-to-mobile calls (VC-1)	2,041,804	10.9	1,934,923	10.8
Incoming collect calls	9,811	0.1	29,539	0.2
Connection fees	71,913	0.4	45,300	0.2
Other revenues	474		6,342
Long-distance:
Intra-sectorial	1,233,921	6.6	1,314,400	7.4
Inter-sectorial	329,773	1.8	381,321	2.1
Inter-regional	477,970	2.6	502,853	2.8
International	58,069	0.3	58,035	0.3
Fixed-to-mobile calls (VC-2 and VC-3)	599,738	3.2	502,771	2.8
Public phone cards	872,974	4.7	850,208	4.8
Advanced voice (largely 0500/0800 prefix)	170,090	0.9	175,199	1.0
Additional services	471,007	2.4	422,388	2.4

	12,962,370	69.3	13,044,718	73.1
Wireless services
Subscription fees	666,965	3.6	559,666	3.1
Outgoing calls	1,178,421	6.3	983,230	5.5
Sale of handsets and accessories	180,702	1.0	251,256	1.4
Domestic roaming	37,942	0.2	38,451	0.2
International roaming	45,780	0.2	51,753	0.3
Additional services	230,069	1.2	206,273	1.3

	2,339,879	12.5	2,090,629	11.8
Remuneration for use of the wireline network
Fixed-to-fixed calls	382,002	2.0	431,711	2.4
Mobile-to-fixed calls	69,840	0.4	78,277	0.4

	451,842	2.4	509,988	2.8
Remuneration for use of the wireless network
Fixed-to-mobile calls	169,337	0.9	158,062	0.9
Mobile-to-mobile calls	665,012	3.6	188,555	1.1

	834,349	4.5	346,617	2.0
Data communication services
ADSL (Velox)	825,996	4.4	655,799	3.7
Transmission (EILD)	390,031	2.1	385,134	2.2
Dedicated line services - SLD	185,729	1.0	213,113	1.2
IP services	248,171	1.3	167,730	0.9
Bundling and frame relay	208,118	1.1	197,366	1.1
Others	261,808	1.4	221,062	1.2

	2,119,853	11.3	1,840,204	10.3

Other services	2,507		1,030

Gross operating revenue	18,710,800	100.0	17,833,186	100.0

Deductions from gross operating revenue
Taxes	(5,126,825)	(27.4)	(4,956,309)	(27.8)
Others	(483,694)	(2.6)	(448,945)	(2.6)

Net operating revenue	13,100,281	70.0	12,427,932	69.6

Tariff adjustments (unaudited)

The tariffs for the telecom services are subject to comprehensive regulation. The concession contracts define a mechanism for determining a ceiling for the annual tariff adjustments (net of taxes), with an upper limit based on the weighted average of the tariffs for the baskets of local and long-distance services. The interconnection tariffs are also adjusted annually.

On July 17, 2007, in accordance with Acts nºs 66,028 and 66,031, ANATEL authorized the following tariff adjustments, which came into effect as of July 20, 2007.

  Connections: 1.83%
  Subscriptions: 1.83%
  Local calls (measured in pulses - average): 1.83% (i)
  Local calls (measured in minutes): 1.83% (i)
  Phone cards: 1.85%
  Basket of LD services: 1.83%
  TU-RL: 1.83%
  TU-RIU: 1.83%

(i)         Due to the change in the manner of billing for local fixed-to-fixed calls, from pulses to minutes, Oi retained the tariffs that were in effect for these services prior to the tariff adjustment, on a promotional basis, until September 30th, with the new rates coming into effect as from October 1, 2007.

	Average Tariff
	in reais (inc. taxes)
	Current	Previous
Local services
Connection fee	53.93	52.91
Residential subscription	40.00	39.30
Non-residential subscription	69.00	65.87
Trunk line subscription	69.04	65.87
AICE (Special Class Individual Access) subscription	24.06	23.57
Local calls measured in pulses (average)	0.15325	0,15040
Local minute of use (Basic Minutes Plan)	0.09849	0,09673
Local minute of use (Alternative Obligatory Services Plan)	0.03830	0,03762
Phone card unit	0.11850	0,11600

Long distance (km) (i)
0 – 50	0.33581	0.33581
51 – 100	0.44353	0.43290
101 – 300	0.49921	0.48859
+ 300	0.54975	0.53357

(i)   Weighted according to the minutes of use on long-distance calls at peak times.

On the same date, July 17th, in accordance with Act nº 66,029, ANATEL authorized a 2.88% adjustment in the tariffs for fixed-to-mobile local (VC-1) and domestic long distance (VC-2 and VC-3) calls, effective from July 20, 2007.

The estimated average tariffs for fixed-to-mobile services (VC1, VC2 and VC3), at normal hours, including taxes, are:

	Average Tariff
	in reais (inc. taxes)

	Current	Previous
Fixed-to-mobile services
VC-1	0.7617	0.7163
VC-2	1.5472	1.5023
VC-3	1.7605	1.7093

The adjustment in the mobile interconnection fee (VUM) was 1.97%, equivalent to 68.5% of the VC-1, VC-2 and VC-3 tariff adjustment.

The main service tariffs for Oi’s most popular plans are:

Oi “40”
Amounts in reais
(including taxes)

Subscription fee (including 40 minutes free usage) (i)	R$ 40.41 fixed per month
Oi Mobile-to-Fixed and Mobile-to-Mobile	R$ 0.90 per minute
Other Operator Mobile-to-Mobile	R$ 0.95 per minute
Additional charge – roaming	R$ 1.33 per call

(i) In September 2006 there was an average adjustment of 7.99% in the promotional value of the Oi “40” subscription fee.

Oi “Controle”
Amounts in reais
(including taxes)

Oi “Controle” subscription fee	R$ 37.15 fixed per month
Oi Mobile-to-Fixed and Mobile-to-Mobile	R$ 0.86 per minute
Other Operator Mobile-to-Mobile	R$ 0.98 per minute
Additional charge – roaming	R$ 1.38 per call

The tariff for mobile-to-fixed and mobile-to-mobile calls under prepaid plans is R$ 1.09 per minute.

4          Cost of services provided, goods sold and operating expenses – by type

Cost of services provided and goods sold	Consolidated

	09/30/2007	09/30/2006

Interconnection (i)	2,482,073	2,010,669
Depreciation (ii)	1,694,994	2,114,562
Network maintenance services (iii)	1,028,394	1,042,493
Rents and insurance (iv)	496,574	448,952
Third-party services (v)	348,294	255,885
Materials (vi)	210,290	217,793
Cost of handsets, etc. (vii)	200,419	389,619
Personnel	177,190	143,798
ANATEL – Concession Contract extension fee (Note 1a)	75,314	104,102
Other expenses (viii)	221,332	212,445

	6,934,874	6,940,318

Commercialization of services	Consolidated

	09/30/2007	09/30/2006

Third-party services (v)	1,090,316	1,156,046
Provision for doubtful debts	485,524	337,404
Advertising and publicity	223,515	233,770
Personnel	125,361	135,745
Depreciation (ii)	25,373	37,903
Materials (vi)	2,226	3,557
Rents and insurance (iv)	818	1,359
Other expenses (viii)	34,644	25,028

	1,987,777	1,930,812

General and administrative expenses	Parent Company		Consolidated
	09/30/2007	09/30/2006	09/30/2007	09/30/2006

Third-party services (v)	16,824	16,254	447,605	436,537
Personnel	3,901	12,500	190,240	199,447
Depreciation (ii)	1,537	2,321	134,551	153,939
Rents and insurance (iv)	899	2,570	66,711	76,234
Materials (vi)	13	50	6,938	7,726
Other expenses (viii)	93	267	6,223	11,004

	23,267	33,962	852,268	884,887

(i)      Interconnection costs refer, basically, to the fees charged by the other mobile telephone operators for the use of their networks, imposing a substantial reduction on the margin for fixed-to-mobile services (VC-1, VC-2 and VC-3). In July 2006, with the publication of ANATEL Resolution no 438/2006, approving the Regulation of Remuneration for the Use of SMP Provider Networks, the offsetting of traffic was discontinued, adopting instead the full recognition of the revenue and expenses in relation to this traffic.

(ii)     The cost of depreciating the switching and transmission equipment is declining, as the amount of TMAR equipment that is fully depreciated gradually increases.

(iii)     The cost of network maintenance services is largely represented by spending on hiring outsourced plant maintenance services, notably for the expansion of the Velox installations and of Oi’s subscriber base, with no increase in the useful life of the assets.

(iv)    The cost of rents and insurance essentially represents the amounts being paid for the leasing of circuits, mobile platforms, electricity poles, satellite, use of right of way and the dedicated lines of other telephone service providers, as well as of areas used for the installation of Oi transmission towers.

TMAR has a network lease contract with Oi for the provision of switched wireline telephone services (STFC) using Wireless Local Loop (WLL) technology, the cost of which, in the quarter ended on September 30, 2007, amounted to a total of R$ 64,570 (09/30/2006 - R$ 63,148).

(v)     The cost of third-party services refers, basically, to professional consulting fees, legal advice, sales commissions and agency fees, postage and collection fees, electricity and operation of the contact center.

(vi)    The cost of materials is largely represented by materials used in network maintenance, with no increase in the useful life of the items, plus spending on fuels and lubricants.

(vii)   This item refers to the cost of selling mobile handsets, Simcards (Subscriber Identity Module Cards) and other Oi accessories sold, the reduction of which is due to the lower volume of mobile handset sales resulting from the stimulating of sales by the supplier directly to the respective sales outlets, as well as the reversal of the provision for obsolete stock (R$ 55,338), because of the fire at Oi’s Rio de Janeiro distribution center (Note 11[ii]).

(viii)  This item mainly refers to the FISTEL fee levied on the connection of terminals and the maintenance of network equipment, indemnifications, donations and sundry fines.

5. Other operating revenue (expenses), net

	Parent Company		Consolidated
	09/30/2007	09/30/2006	09/30/2007	09/30/2006
Other operating revenue
Leasing of infrastructure (i)			157,330	148,446
Fines charged on overdue accounts (Note 10)			133,621	122,509
Expenses recovered (ii)	2,050	66	54,996	32,096
Technical administrative services		3	32,870	33,426
Bonuses earned (iii)			9,568	61,441
Amortization of discount on the acquisition of AIX			4,838	4,838
Other revenue			34,956	18,384

	2,050	69	428,179	421,140

Other operating expenses
Provisions/reversals regarding legal contingencies (Note 22c)	263	603	(159,689)	(373,285)
Taxes (ii)	(57)	(2,280)	(292,425)	(285,060)
Extraordinary items (iv)			(53,365)
Employee profit-sharing (Note 26b)			(55,591)	(54,003)
Amortization of premium on the acquisition of Pegasus (Note 15)			(56,582)	(56,582)
Amortization of deferred expenses (Note 18)			(49,118)	(49,469)
Discounts allowed			(31,376)	(24,889)
Fines	(933)	(2,184)	(9,331)	(8,032)
Other expenses		(5,929)	(48,857)	(51,254)

	(727)	(9,790)	(756,334)	(902,574)

	1,323	(9,721)	(328,155)	(481,434)

(i)      This item refers to rents charged to the mobile telephone operators for the use of buildings and infrastructure, belonging to TMAR and Oi, for the installation of Radio Base-Stations (RBSs).

(ii)     During the quarter ended on September 30, 2007, the subsidiaries TMAR and Oi recorded the sum of R$ 177,722 (09/30/2006 - R$ 185,364) in relation to the Fund for Universal Access to Telecommunications Services (FUST) and the Fund for the Technological Development of Brazilian Telecommunications (FUNTTEL).

         With regard to the FUST fee, pursuant to ANATEL instructions, between November 2003 and December 2005, these contributions were calculated at the rate of 1.0% of the gross operating revenue from telecom services, excluding the cost of EILD and interconnection, ICMS, PIS and COFINS taxes and any discounts allowed. Since then, with the alteration of the FUST calculation base brought about by ANATEL Abridgement 1 (later changed to Abridgement 7), the exemption of EILD and interconnection costs has no longer been permitted.

            Since January 2006 (with reference to December 2005), TMAR has been making judicial deposits, under the writ 2006.34.00.000369-4, issued by the 7th Federal Court of the Federal District, of the FUST contribution calculated according to the method defined in the ANATEL Abridgement published on December 19, 2005. This ruling determines that the contribution be levied on amounts received for interconnection and network services and does not allow the deduction of any such costs from the calculation base for this contribution. TMAR has filed a writ challenging the decisions of ANATEL Abridgement 7 and its retroactive application. In April 2006, TMAR and the other telecom operators that were joint plaintiffs in the aforementioned writ, obtained a preliminary injunction from the Federal Regional Court (TRF) for the 1st Region, supporting the argument that the ANATEL Abridgement cannot be enforced retroactively. FUST contributions with reference to December 2005 and January 2006 were deposited in full by TMAR and as from February 2006 base of reference, only the disputed amount has been deposited. A decision was obtained in June 2007 that was partially favorable to the operators, stating that revenue earned in remuneration for interconnection should not be liable to FUST contributions. On the other hand, according to the provisions of Law no 9,998/2000, interconnection costs are not deductible. A reversion was made against the provisions, adjusting for the impact of the aforementioned decision, to the sum of R$ 24,716 (consolidated), of which R$ 15,756 was recorded under Other operating revenues – expenses recovered, R$ 6,422 was recorded under Other operating expenses – taxes, and R$ 2,538 was recorded under Financial expenses –monetary correction of provisions for legal contingencies.

With regard to the FUNTTEL fees, Telemar and Oi have been making provisions for the difference between the amounts to be paid, as calculated in accordance with the criteria in effect prior to December 2003 and according to the new calculation methodology effective from then on, as a result of the abovementioned ANATEL Abridgement published in regard to the FUST. In the opinion of the company’s management, the FUNTTEL contributions ought to be calculated and paid using the same criteria as applied to the FUST contributions, given the nature and similarity of the two types of contribution.

Furthermore, for the presentation of the consolidated results, the amounts of the taxes (ISS, PIS and COFINS), totaling R$ 30,909 (09/30/2006 - R$ 31,415), that are levied on intra-group revenues and were eliminated in the consolidation, have been reclassified under this item.

(iii)      This item refers to bonuses earned from Oi and TMAR’s suppliers, in accordance with contractual clauses regarding the attainment of specified volumes of handset and equipment purchases.

(iv)    This item relates to the writing off of Oi inventory as a result of the fire at the Rio de Janeiro distribution center, and includes taxes and the insurance indemnification. For more details, see Note 11 (ii).

6          Financial income (expenses), net

	Parent Company		Consolidated
	09/30/2007	09/30/2006	09/30/2007	09/30/2006
Financial income
Earnings from financial investments (Note 9)	6,346	51,811	307,859	267,067
Interest and monetary variation on other assets (i)	22,504	16,787	194,636	178,894
Financial discounts obtained (ii)			118,009	65,765
Interest and monetary variation on
outstanding loans to subsidiaries (Note 27)	37,808	104,254	14,274	4,949
Interest on capital receivable		528,752
Reversal of interest on capital		(528,752)
Other	17	1,323	4,872	5,469

	66,675	174,175	639,650	522,144

Financial expenses
Net result of hedging operations (iii)	(191,768)	(207,059)	(495,633)	(619,375)
Monetary and exchange variation
on outstanding loans from third parties (iii)	138,655	83,577	368,067	281,268
Interest on outstanding loans from third parties	(26,786)	(33,645)	(287,299)	(310,290)
Interest on debentures (Note 23)		(84,230)	(198,259)	(251,436)
Withholding tax on financial transactions and
bank charges, including CPMF	(6,900)	(33,123)	(176,582)	(172,786)
Interest and monetary variation on other liabilities	(2,716)	(9,002)	(107,502)	(45,522)
Interest on scheduled taxes and
contributions - REFIS II program (Note 21)	(7,954)	(10,344)	(41,817)	(56,969)
Monetary correction of provisions for legal contingencies (Note 22)	62	(182)	(41,771)	(210,920)
IOF and PIS/COFINS taxes on financial income	(3,879)	(59,081)	(4,048)	(66,403)
Interest on outstanding loans from subsidiaries (Note 27)	(15,257)	(5,501)
Interest on capital payable				(121,605)
Reversal of interest on capital				121,605
Other	(5,390)	(6,019)	(13,644)	(105,640)

	(121,933)	(364,609)	(998,488)	(1,558,073)

	(55,258)	(190,434)	(358,838)	(1,035,929)

(i)     This item largely relates to the monetary correction of judicial deposits and tax credits and interest on overdue accounts.

(ii)    This item refers, basically, to discounts obtained as a result of payments in advance to suppliers.

(iiii)   During the quarter ended on September 30, 2007, the local currency (real - R$) appreciated by 16.3% against the US dollar (09/30/2006 – appreciation of 7.7%).

7          Non-operating income (expenses), net

	Parent Company		Consolidated
	09/30/2007	09/30/2006	09/30/2007	09/30/2006

Permanent asset disposals, net (i)	8,646	(744)	23,936	(7,499)
Reversal of provision for losses on tax incentives				4,746
Other non-operating income (expenses), net			5	5

	8,646	(744)	23,941	(2,748)

(i)    This item refers, mainly, to the writing off of network equipment and property, net of any income obtained upon the disposal of these assets.

8          Income tax and social contribution

The reconciliation of income tax and social contribution, calculated at the nominal and effective rates, is shown below:

	Parent Company		Consolidated

	09/30/2007	09/30/2006	09/30/2007	09/30/2006

Income before income tax, social contribution and minority shareholdings	1,380,134	749,989	2,670,590	1,266,383

Income tax and social contribution
calculated at the statutory rate (34%)	(469,246)	(254,996)	(908,000)	(430,570)

Adjustments to determine the effective rate:

Taxation impact on permanent additions (i)	(2,753)	(2,505)	(53,920)	(32,614)

Permanent exclusion (addition) of equity adjustments (Note 15)	492,561	334,849	3,347	38,967

Taxation impact of interest on capital (Note 6)		(179,776)		41,346

Tax incentives and losses in relation to unrealized investments				1,347

Income tax and social contribution on unrealized tax loss and negative contribution base, in accordance with CVM Instruction no 371 (Note 12)			27,398	(28,774)

Other		2,829	24,530	31,612

Income tax and social contribution, according to the Income Statement	20,562	(99,599)	(906,645)	(378,686)

Effective rate	1.49%	13.28%	33.95%	29.90%

(i)   This item refers to the cost of fines, donations, gifts and sponsorship, which are considered non-deductible, as well as losses on derivative transactions at TNL, TMAR and Oi. Moreover, the result of the equity adjustment of subsidiaries with unsecured liabilities is also treated as a permanent addition to taxable income and to the social contribution calculation base.

Income tax and social contribution credits (expenses) included in the net income for the fiscal year are as follows:

	Parent Company		Consolidated

	30/09/2007	30/09/2006	30/09/2007	30/09/2006

Prior years (a)
Income tax		1,255	(6)	(2,605)
Social contribution			1,140	(87)

		1,255	1,134	(2,692)
Current year
Income tax		(47,628)	(672,345)	(374,605)
Social contribution		(17,770)	(229,054)	(126,716)

		(65,398)	(901,399)	(501,321)
Deferred
Income tax on temporary additions	(21,945)	(26,071)	(53,101)	98,289
Social contribution on temporary additions	(7,900)	(9,385)	(16,383)	27,038
Income tax on tax losses (b)	37,063		46,579
Social contribution on negative calculation base (b)	13,344		16,525

	20,562	(35,456)	(6,380)	125,327

	20,562	(99,599)	(906,645)	(378,686)

(a)  This item basically refers to adjustments to the corporate income tax (IRPJ) and social contribution (CSSL) for the previous fiscal year.

(b) Under the prevailing legislation, income tax losses and a negative social contribution calculation base may be offset against future taxable income, up to an annual limit of 30% of that income.

9          Cash and equivalent

	Parent Company		Consolidated

	09/30/2007	06/30/2007	09/30/2007	06/30/2007

Cash & banks	5,962	911	83,832	71,784
Contracted exchange to liquidate (i)			658,628
Financial investments:
Investment funds (ii)	595,812	784,205	4,782,950	3,594,299
Government securities (iii)	45		253,016	250,561
Notes (iv)			176,738	220,731
Committed transactions (v)	45		92,908	172,454
CDBs (iv)	51	194	68,759	58,063
Interest-bearing deposits (vi)			139,877	101,856

	601,915	785,310	6,256,708	4,469,748
Short term	601,915	785,310	6,246,455	4,469,748
Long term			10,253

(i)       On September 27, 2007 TMAR hired a closing of relative exchange the reception of external financing, in the equivalent amount the US$ 360.000, whose resources entered at the country on October 1, 2007.See Note 19, item (viii), for more information about this funding.

(ii)       Financial investments in investment funds are fully liquid. Of the consolidated total, R$ 785,119 (06/30/2007 - R$ 798,018) is held in investment funds abroad, the portfolio of which essentially comprises US government securities and private securities issued by financial institutions. The other R$ 3,997,831 (06/30/2007 - R$ 2,796,281) has been placed in Brazilian investment funds.

(iii)       This item refers to investments in government securities such as Government Treasury Bills (LFT), which are fully liquid.

(iv)       This item relates to investments in foreign government notes.

(v)       These financial investments are indexed to the variations in the rate of the Interbank Deposit Certificate (CDI). The short-term portion is fully liquid, while the long-term portion refers to reinvestment in the Banco do Nordeste do Brasil (BNB).

(vi)       This item refers to very short-term interest-bearing deposits, indexed to the variations in the CDI rate, which are fully liquid.

The management of the investment portfolios is the responsibility of the funds’ own managers, and the consolidation of the financial statements of these funds is not required under the terms of CVM Instruction nº 408/2004.

10        Accounts receivable

	Consolidated

	09/30/2007	06/30/2007

Services billed	2,786,582	2,846,095
Services not yet billed	925,070	977,460
Handsets and accessories sold	80,299	92,571
Provision for doubtful debts	(288,901)	(297,604)

	3,503,050	3,618,522

A breakdown of the amounts receivable, by maturity, is shown below:

	Consolidated

	09/30/2007%		06/30/2007%

To be billed	925,070	24.4	977,460	25.0
Not yet due	999,439	26.4	928,733	23.7
Receivable from other providers	629,652	16.6	687,459	17.6
Overdue up to 30 days	581,764	15.3	683,237	17.4
Overdue between 31 and 60 days	300,005	7.9	218,742	5.6
Overdue between 61 and 90 days	109,012	2.9	115,324	2.9
Overdue by more than 90 days	247,009	6.5	305,171	7.8

	3,791,951	100.0	3,916,126	100.0

Overdue accounts are subject to a fine of 2% of the total value of the outstanding debt (recorded under "Other operating revenues") and interest of 1% per month, charged on a pro rata basis (recorded under "Financial revenue"), which are recognized in the books upon the issuing of the first bill following payment of the one that was overdue.

A provision for doubtful debts is made in recognition of probable losses in relation to accounts receivable, taking into consideration the steps taken to collect payment of such accounts and to restrict the services provided to customers with overdue bills, initiated when the bill is more than 60 days overdue and escalating progressively thereafter, as shown below:

provision
Overdue bills	% of total

From 1 to 60 days	Zero
From 61 to 90 days	40
From 91 to 120 days	60
From 121 to 150 days	80
More than 151 days	100

Once they are 180 days overdue, accounts receivable and the respective provision for doubtful debts are reversed in the balance sheet.

11        Amounts receivable

	Parent Company		Consolidated

	09/30/2007	06/30/2007	09/30/2007	06/30/2007

Amounts receivable - Way TV (i)			131,496	132,750
Amounts receivable - fire insurance (ii)				85,000
Amounts receivable - Barramar S.A. (iii)			61,482	62,847
Property put up for sale (iv)		17,663	5,264	56,904
Amounts receivable - Hispamar S.A. (v)			36,591	36,043
Others	5,828	4,763	10,075	5,335
Provision for losses (iv)		(5,854)	(1,043)	(9,601)

	5,828	16,572	243,865	369,278

Short term	5,828	4,763	5,875	86,134
Long term		11,809	237,990	283,144

(i)      At an auction held at the São Paulo stock exchange (Bovespa) on July 27, 2006, TNL PCS Participações, a subsidiary of TNL, acquired a single indivisible block of  44,428,569 common shares and 27,962,449 preferred shares issued by the company WAY TV Belo Horizonte S.A. (“WAY TV”), for a total price of R$ 132,750, net of R$ 1,254 in financial charges.

WAY TV is a company that provides subscription TV services and broadband internet access to the residential, commercial and corporate market segments. The company operates in the cities of Belo Horizonte, Poços de Caldas, Uberlândia and Barbacena, using a hybrid network of optic fiber and bidirectional coaxial cables (HFC) that allows it to offer a broad range of interactive services, such as distance learning, telephony and telemedicine, among others.

The stock purchase contract was signed on August 1, 2006 and the purchase amount is currently held in an encumbered account under the custody of Banco do Brasil S.A., awaiting ANATEL approval of the take-over of WAY BRASIL by TNL PCS Participações S/A, whereupon it will be released to the sellers.

On March 19, 2007, ANATEL denied the Request for Prior Consent to the purchase of all the shares in Way TV by TNL PCS Participações S.A. and, on April 13, 2007, the company submitted a Request for Reconsideration to ANATEL. On October 23, 2007, ANATEL reversed its previous decision and granted the prior consent for the Oi group’s take-over of Way TV.

(ii)     On January 19, 2007, there was a fire at a warehouse run by Transportadora Cometa S/A, where material (mobile handsets, Simcards and accessories) belonging to the TMAR subsidiary Oi was stored, for subsequent sale in Rio de Janeiro.

The report issued by the local fire department assessed the damages as total loss of inventory. The report of the Carlos Eboli Crime Institute concluded that the fire was accidental, and not due to human failure, recklessness, negligence or malpractice. Oi issued a claim against its insurance policy, and the procedure for resolution of the claim against Itaú Seguros and the Brazilian Reinsurance Institute (IRB) was concluded in July and August 2007, with the company receiving full indemnification under the policy, amounting to R$ 85,000.

 (iii)   The amount receivable from the company Barramar S.A. refers to 50% of the amounts recorded under the long-term assets of AIX. Since Barramar S.A. was declared bankrupt by the 5th Business Law Chamber of the São Paulo State Supreme Court, in a decision handed down on March 24, 2004, AIX is taking the appropriate legal steps to qualify as a creditor and ascertain the operating assets of the bankrupt company, by virtue of its stake in the Refibra Consortium.

(iv)    On July 26, 2006, the Boards of Directors of TNL and TMAR approved the sale of 14 properties, one belonging to TNL and the rest owned by TMAR, at the average valuation price, which does not exceed the acquisition cost. During the quarter ended on September 30, 2007, some of these properties were sold, while others were reincluded under fixed assets, as there was no prospect of their being sold.

(v)     In November 2001, TMAR signed an association agreement with Hispamar Satélites S.A., with the aim of reducing the cost of providing services in the north of the country, more specifically, the cost of leasing transponders from Embratel. On December 31, 2002, TMAR, together with Hispamar Satélites S.A., a subsidiary of Hispamar Ltda., signed a contract for the onerous transfer of the right to use a geostationary Band C satellite launched on August 4, 2004. The price of this transfer of usage right was determined by means of a report drawn up by an independent firm of specialists, and came to a total of R$ 28,659, corrected monetarily according to the IPC (Consumer Price Index).

          The conversion of these credits into an equity stake in Hispamar Satélites S.A. has already been approved by TMAR’s Board of Directors, and is now awaiting the finalization of an agreement between the companies. Accordingly, TMAR will continue to classify these amounts as long-term assets, until such time as they are converted into permanent investments. TMAR’s management estimates that this equity stake will not exceed 20% of that company’s capital stock.

12        Deferred and recoverable taxes

	Parent Company				Consolidated
	09/30/2007		06/30/2007		09/30/2007		06/30/2007
	Short	Long	Short	Long	Short	Long	Short	Long
	term	term	term	term	term	term	term	term

ICMS recoverable					456,542	232,014	433,161	229,925
IR on temporary additions (i)	29,520	53,996	29,520	64,580	173,955	826,720	173,955	917,852
CS on temporary additions (i)	10,627	20,022	10,627	23,831	62,624	282,112	62,624	307,095
IR on tax losses (i)		93,146		79,959	375	567,027	375	553,560
CS on negative calculation base (i)		32,916		28,169		202,836		198,009
IR recoverable	260,679		257,096		693,224		552,664
CS recoverable	19,475		18,968		217,433		142,089
Taxes withheld at source	16,183		7,845		83,415		85,189
Other taxes recoverable	7,666		7,695		73,633		75,629

	344,150	200,080	331,751	196,539	1,761,201	2,110,709	1,525,686	2,206,441

(i)     TNL and its subsidiaries record their deferred tax credits arising from timing differences, tax losses and a negative social contribution calculation base in accordance with the provisions of CVM Resolution nº 273/1998 and CVM Instruction nº 371/2002. According to a technical study approved by TNL’s administrative bodies and submitted for the approval of the Statutory Audit Committee, the company’s generation of taxable income over the next 10 fiscal years, adjusted to present value, will be sufficient to absorb these tax credits, as shown below:

	Parent Company	Consolidated
To December 31st:

2007	10,037	59,239
2008	30,562	292,863
2009	25,961	286,888
2010 to 2012	65,034	838,282
2013 to 2016	108,633	638,377

	240,227	2,115,649

For those direct and indirect subsidiaries that, as at September 30, 2007, did not have a profitable record and/or have any expectation of generating sufficient taxable income over the next 10 fiscal years, the tax credits in relation to the income tax losses and the negative social contribution base have not been fully recognized. The credits that are not recognized in the books amount to a total of R$ 124,978 (06/30/2007 - R$ 126,754), of which R$ 78,207 relates to Oi (06/30/2007 - R$ 80,425).

Furthermore, the tax credits on timing differences that were not recognized in the books amounted to R$ 4,163 (06/30/2007 - R$ 2,443), as at September 30, 2007.

13        Prepaid expenses

	Parent Company		Consolidated
	09/30/2007	06/30/2007	09/30/2007	06/30/2007
Financial charges (i)	59,218	61,202	201,421	203,054
Subsidies on Oi handsets (ii)			168,202	155,809
FISTEL fee (iii)			124,667	159,762
Advertising and sponsorship			21,835	25,144
ANATEL – Concession Contract extension fee (Note 1)			20,482	40,965
Renting of poles			16,586	27,504
Taxes and contributions	72	72	11,836	14,492
Cost of issuing telephone directory			8,535	17,070
Insurance	1,468	1,567	4,979	8,239
Other (iv)	2,178	5,586	19,748	21,097

	62,936	68,427	598,291	673,136

Short term	13,133	16,640	422,895	506,343
Long term	49,803	51,787	175,396	166,793

(i)     Financial charges and premiums paid in advance, when obtaining loans or financing, or when issuing debentures, are amortized over the periods that the respective contracts are in force.

(ii)   This item refers to the sale of handsets under post-paid plans, based on the effective additions, on which the average subsidy amounts to R$ 300, recoverable in up to twelve months, as provided for in the contract, during which time the subscriber will be liable to a fine if they cancel or migrate to a prepaid plan.

 (iii)    This item refers to the FISTEL (Telecommunications Supervision Fund) fee, paid on the activation of a phone connection (R$ 26.83 per connection). This fee is deferred for amortization during the average customer churn period, estimated at 24 months, and involves a total amount of R$ 73,914 (06/30/2007 - R$ 59,270). Furthermore, the payment of FISTEL maintenance fees by TMAR and Oi, in compliance with the prevailing legislation, is also recorded as prepaid expenses and is appropriated on a monthly basis over the course of the year, to the sum of R$ 50,753 (06/30/2007 – R$ 100,492).

(iv)     This item refers to the cost of annual contracts for transit rights, among other things.

 14        Judicial deposits and embargoes

	Parent Company		Consolidated

	09/30/2007	06/30/2007	09/30/2007	06/30/2007

Fiscal (*)	4,834	4,747	402,859	399,455
Civil	1,925	1,873	333,259	303,401
Labor (*)	33	3	123,896	91,054
Judicial embargoes	15	63	264,388	259,366

	6,807	6,686	1,124,402	1,053,276

(*)     Net amount of judicial deposits linked to the corresponding liabilities (see Notes 20 and 22), in accordance with CVM Resolution no 489/2005.

TNL and its subsidiaries maintain judicial deposits in order to ensure their right to appeal in civil, labor and fiscal proceedings. The tax claims include the following:

	Consolidated
	09/30/2007%		06/30/2007%
INSS - social security	112,737	28.0	106,377	26.7
ICMS - value added tax assessments	65,436	16.2	64,186	16.1
PAES - tax rescheduling program	54,906	13.6	53,498	13.4
IRPJ - corporate income tax	39,163	9.7	38,523	9.7
CSLL - social contribution on net income	29,687	7.4	30,693	7.7
COFINS - social security contribution	25,173	6.2	24,589	6.1
IPTU - municipal real-estate tax	23,649	5.9	24,084	6.0
PIS/PASEP - social integration and public servant programs	18,425	4.6	18,099	4.5
Others (i)	33,683	8.4	39,406	9.8

	402,859	100.0	399,455	100.0

(i)      This item refers to deposits made to ensure fiscal foreclosure in relation to the collection of taxes administered by the SRF (Brazilian Internal Revenue Service), as well as the suspension of liability for other charges by the State and Municipal Public Treasuries.

  Pursuant to the pertinent legislation, for the quarter ended on September 30, 2007, the fiscal judicial deposits have been corrected monetarily, to the sum of R$ 38,549 (06/30/2007 – R$ 25,609), according to the following rates of interest or indices:

  Federal and State taxes - Variations of the SELIC (Central Bank Base Rate); and
  Municipal taxes - UFIR (Fiscal Reference Unit).

15. Investments

	Parent Company		Consolidated

	09/30/2007	06/30/2007	09/30/2007	06/30/2007

Shareholdings evaluated by the equity accounting method	11,237,455	10,605,902
Net premium paid on the acquisition of Pegasus (i)			18,860	37,721
Tax incentives (ii)	10,698	10,698	48,621	48,621
Provision for losses on tax incentives (ii)	(3,143)	(3,143)	(32,390)	(32,390)
Other investments	77	77	4,727	4,760

	11,245,087	10,613,534	39,818	58,712

(i)        This item refers to the premium paid by TMAR in its acquisition of Pegasus, on December 27, 2002, grounded in the expected future profitability of its operations, based on economic-financial evaluations carried out by third parties, as well as the gains from synergies between the operations of TMAR and Pegasus. This premium is being amortized over a period of 5 years, as from January 2003.

(ii)       This item refers to FINOR (Investment Fund for the Northeast of Brazil) and FUNRES (Fund for the Revival of the Economy of the State of Espírito Santo).

			Number of shares (thousand)				Equity adjustment					Provision for unsecured liabilities (i)
	Net equity	Net profit			Shareholding - %				Interest	Investment value
	(unsecured	(loss) for			Total	Voting			on capital
Subsidiary	liabilities)	the period	Common	Preferred	capital	capital	09/30/2007	09/30/2006	receivable	30/09/2007	30/06/2007	30/09/2007	30/06/2007

TMAR (ii)	13,697,119	1,753,155	104,228	91,250	80.89	97.24	1,447,850	980,676	6,073	11,220,954	10,589,676
Telemar Telecomunicações	10,573	720	2		100	100	720	(248)		10,573	10,311
TNL.Net	5,574	173	24,001		100	100	173	351		5,574	5,561
HiCorp (iii)								4,076
TNL Trading	(16)	(53)	55,524		100	100	(53)	(5)				(16)	(15)
TNL PCS Participações	354		354		100	100				354	354

							1,448,690	984,850	6,073	11,237,455	10,605,902	(16)	(15)

Other investments										7,632	7,632

Total investments										11,245,087	10,613,534

Changes in the company’s investments arise, to a large extent, from equity in the earnings of its subsidiaries.

(i)        In compliance with Art. 12 of CVM Instruction nº 247/1996, TNL has made a provision under current liabilities to cover its subsidiaries’ unsecured liabilities.

(ii)       The equity in TMAR’s earnings is determined by the direct shareholding percentage after excluding treasury stock, which amounts to 81.92% in the hands of TNL.

(iii)      As mentioned in Note 1 (b), on April 28, 2006, at an Extraordinary General Meeting of TNL’s shareholders, approval was given of the Protocol and Justification for the Absorption of HiCorp Comunicações Corporativas S/A by the parent company TNL, in view of the interest in proceeding with the corporate restructuring of the companies that comprise the Oi group. At the same EGM, approval was given of the findings of the accounting appraisal of the net equity of HiCorp Comunicações Corporativas S/A (“merged company”), prepared by a firm of experts, which amounted to R$ 108,822, the book value at March 31, 2006.

The balance sheet of HiCorp as at March 31, 2006, the base date for the merger, may be summarized as follows:

Assets		Liabilities

Current		Current
Cash and equivalent	4	Suppliers	25
Taxes recoverable	1,804	Taxes payable	1,899
Other accounts receivable	11	Interest on capital	2,609
		Other liabilities	65
	1,819		4,598

Non-Current
Long term
Loans to parent company	110,055	Net equity
		Capital stock	5,001
Permanent		Revenue reserves	1,000
Property, plant & equipment	1,546	Retained earnings	102,821
	111,601		108,822

Total assets	113,420	Total liabilities	113,420

The income statement of HiCorp as at March 31, 2006 may be summarized as follows:

Cost of services provided	(60)

Gross profit (loss)	(60)

Operating income (expenses):
Commercialization expenses	(867)
General and administrative expenses	(454)
Other operating income (expenses), net	2,701

1,380

Operating income before financial results	1,320

Financial income (expenses), net	4,647

Income before income tax and social contribution	5,967

Income tax and social contribution	(1,891)
Net profit for the period	4,076

16        Property, plant & equipment

	Parent Company

	09/30/2007			06/30/2007
					Annual rate of
		Accumulated	Residual	Residual	depreciation
	Cost	depreciation	value	value	(%)

Buildings (Note 11 iv)	23,796	(14,539)	9,257	595	4 to 10
Land (Note 11 iv)	369		369
Other equipment	831	(372)	459	481	10
Hardware	16,113	(16,034)	79	78	20
Other assets	9,461	(6,874)	2,587	2,735	10 to 20

	50,570	(37,819)	12,751	3,889

	Consolidated

	09/30/2007			06/30/2007
					Annual rate of
		Accumulated	Residual	Residual	depreciation
	Cost	depreciation	value	value	(%)

Cables (access network)	6,516,216	(4,085,751)	2,430,465	2,459,563	5 to 20
TMAR transmission equipment	9,284,711	(7,395,996)	1,888,715	1,854,936	5 to 20
Oi transmission equipment (i)	2,221,939	(781,409)	1,440,530	1,424,394	10 to 20
Oi switching equipment (i)	1,131,560	(378,671)	752,889	777,225	10 to 20
Underground pipelines	2,037,661	(1,315,729)	721,932	730,905	4
Buildings (Note 11 iv)	2,080,216	(1,393,481)	686,735	662,972	4 to 10
Poles and towers	939,720	(412,430)	527,290	528,725	4 to 5
Other equipment	1,969,784	(1,456,407)	513,377	501,529	4 to 20
Trunking switches	5,576,083	(5,107,224)	468,859	517,007	5 to 20
Improvements to third-party property	671,436	(272,733)	398,703	403,640	10
Work in progress	368,703		368,703	343,703
TMAR switching equipment	9,240,391	(8,886,885)	353,506	366,997	20
Hardware	709,380	(499,996)	209,384	211,272	20
Inventory for network expansion	182,234		182,234	157,154
Land (Note 11 iv)	141,828		141,828	137,871
Terminals	2,210,970	(2,151,018)	59,952	69,037	13 to 20
Other fixed assets	618,693	(469,233)	149,460	152,989	10 to 20

	45,901,525	(34,606,963)	11,294,562	11,299,919

    (i)    The rates of depreciation for the transmission and switching equipment belonging to Oi are backed by internal appraisals of their useful lives. The appraisals are based mainly on questions of technological obsolescence and physical wear, and are in line with the normal practices adopted in the mobile telephony segment.

    17        Intangible assets

	Parent Company

	09/30/2007			06/30/2007
					Annual rate of
		Accumulated	Residual	Residual	depreciation
	Cost	depreciation	value	value	(%)

Software	7,021	(4,586)	2,435	2,583	20
Trademarks and Patents	547	(362)	185	190	10

	7,568	(4,948)	2,620	2,773

	Consolidated

	09/30/2007			06/30/2007
					Annual rate of
		Accumulated	Residual	Residual	depreciation
	Cost	depreciation	value	value	(%)

Right of use – Oi (i)	1,277,264	(472,544)	804,720	798,657	7 to 8
Software	1,353,550	(956,937)	396,613	409,405	20
Right of way	22,020	(5,948)	16,072	16,573	20
Others	64,861	(53,753)	11,108	12,144	10 and 20

	2,717,695	(1,489,182)	1,228,513	1,236,779

    (i)    This item refers to the right to use of the radio frequencies acquired by Oi in March 2001, for R$ 1,102,007, and in July 2003 and January 2004, for R$ 111,315, the amortization of which is calculated in accordance with the validity of such rights, extending up to March 13, 2016. The financial charges incurred up to Oi’s operational start up, totaling R$ 63,942, have been capitalized.

    18        Deferred assets - consolidated

    These amounts correspond to expenses incurred by certain subsidiaries during their pre-operational phase, and they are being amortized based on economic feasibility studies carried out by third parties. The average amortization period is estimated at ten years for Oi Internet, AIX and Oi.

    The balances of the deferred assets, per subsidiary, may be summarized as follows:

	09/30/2007			06/30/2007

		Accumulated	Residual	Residual
	Cost	amortization	value	value

Oi	631,633	(332,700)	298,933	314,642
TNL PCS Participações	26,218		26,218	19,459
AIX	21,512	(12,504)	9,008	9,572
Oi Internet	4,000	(1,100)	2,900	3,000

	683,363	(346,304)	337,059	346,673

    19        Loans and financing

					Parent Company		Consolidated

	Take-up	Maturity	Guarantees	Financial charges	09/30/2007	06/30/2007	09/30/2007	06/30/2007
(a) In local currency

BNDES (i)	11/2006	06/2014	TNL surety and TMAR receivables	TJLP + 2.50% p.a. & 4.50% p.a.			1,513,072	812,540

BNDES (ii)	09/2004	10/2012	TNL surety and Oi receivables	TJLP + 4.50% p.a.			485,057	508,599

BNDES (iii)	07/2007	01/2015	TNL surety and Oi receivables	TJLP + 4.50% p.a.			290,129

BNDES (iv)	12/2003	01/2011	TNL surety and TMAR receivables	TJLP + 4.50% p.a.			264,828	284,515

BNDES (v)	12/2000	01/2008	TNL surety and TMAR receivables	TJLP + 3.85% p.a.			144,522	252,758

BNDES (vi)	07/2005	08/2013	TNL surety and TMAR receivables	TJLP + 3.50% p.a. & 4.50% p.a.			72,290	75,298

BNDES	12/2005	12/2013	TNL surety and TMAR receivables	TJLP + 4.50% p.a.			23,511	24,436

Banco do Nordeste do Brasil S.A.	06/2004	12/2014	TMAR receivables	11.9% p.a. & 10.5% p.a.			172,581	180,256

Others							7,900	9,250

With subsidiaries			No guarantee	104% of the CDI rate	175,535	168,950

Financial charges							13,640	8,597

				Total in local currency	175,535	168,950	2,987,530	2,156,249

						Parent Company		Consolidated
	Take-up	Maturity	Guarantees	Currency	Financial charges	09/30/2007	06/30/2007	09/30/2007	06/30/2007
(b) In foreign currency

ABN AMRO Bank N.V. (vii)	08/2001	08/2009	TNL surety	US$	LIBOR + 0.50% p.a.
					to 3.81% p.a.			241,933	393,821

ABN AMRO Bank S.A.	09/2005	09/2008	No guarantee	US$	5.45% p.a.			110,664	115,917

ABN AMRO Bank N.V.	01/2004	04/2009	No guarantee	US$	LIBOR + 3.0% p.a.
					to 4.83% p.a.			91,945	96,310

ABN AMRO Bank S.A.	06/2005	05/2008	No guarantee	US$	5.05% p.a.			55,167	57,786

ABN AMRO Bank S.A.	06/2005	12/2010	No guarantee	US$	5.51% p.a.			38,985	40,835

ABN AMRO Bank S.A.	12/2005	11/2008	No guarantee	US$	5.43% p.a.			36,778	38,524

ABN AMRO Bank S.A.	10/2005	10/2008	No guarantee	US$	5.28% p.a.			28,166	29,503

ABN AMRO Bank S.A.	02/2006	01/2009	No guarantee	US$	5.40% p.a.			24,839	26,018

Citibank Tokyo (viii)	09/2007	09/2017	No guarantee	Yen	Japanese interbank rate +
					0.33% p.a.			669,037

Japan Bank for International	01/2003	01/2011	No guarantee	Yen	Japanese interbank rate +
Cooperation - JBIC (ix)					1.25% p.a.	208,979	233,496	208,979	233,496

Japan Bank for International	08/2001	01/2010	No guarantee	Yen	1.65% p.a.	187,145	219,556	187,145	219,556
Cooperation - JBIC (ix)

Unibanco - União de Bancos Brasileiros S.A. (x)	09/2006	12/2008	No guarantee	Yen	1.0% p.a.	282,538	276,225	282,538	276,225

Unibanco - União de Bancos Brasileiros S.A.	12/2004	12/2007	No guarantee	US$	4.90% p.a.			6,634	6,949

FINNVERA - Finnish Export Credit (xi)	02/2003	02/2012	TNL surety and lien	US$	LIBOR + 1.1% p.a.			165,501	192,620
			on Oi equipment

FINNVERA - Finnish Export Credit (vii)	11/2004	11/2010	TNL surety and lien	US$	LIBOR + 1.685% p.a.
			on Oi equipment		and 4.56% p.a.			77,971	95,284

KFW - Kreditanstalt Fur Wiederaufbau (xi)	02/2003	08/2012	TNL surety and lien	US$	LIBOR + 0.75% p.a.			74,906	86,308
			on Oi equipment

						Parent Company		Consolidated
	Take-up	Maturity	Guarantees	Currency	Financial charges	09/30/2007	06/30/2007	09/30/2007	06/30/2007

KFW - Kreditanstalt Fur Wiederaufbau	07/2002	01/2011	No guarantee	US$	LIBOR + 0.8% p.a.
					and 4.5% p.a.			57,201	72,792

Société Générale / Coface (xi)	02/2003	11/2012	TNL surety and lien	US$	LIBOR + 0.75% p.a.			58,540	61,319
			on Oi equipment

Société Générale / Natexis	12/2004	10/2009	No guarantee	US$	LIBOR + 1.95% p.a.			39,405	41,276

BNDES (iv)	12/2003	01/2011	TNL surety and		BNDES variable rate
			TMAR receivables	UMBNDES (xii)	+ 4.50% p.a.			38,812	43,481

BNDES (v)	12/2000	01/2008	TNL surety and	UMBNDES (xii)	BNDES variable rate
			TMAR receivables		+ 3.85% p.a.			31,959	58,286

Nordic Investment Bank - NIB (vii)	11/2004	11/2010	TNL surety and lien	US$	LIBOR + 1.625% p.a.			31,524	38,524
			on Oi equipment		and 4.5% p.a.

Nordic Investment Bank - NIB (xi)	03/2003	02/2012	TNL surety and lien	US$	LIBOR + 4.3% p.a.			31,031	36,116
			on Oi equipment

Banco Santander do Brasil S/A	04/2005	04/2008	No guarantee	US$	5.9% p.a.			22,413	23,477

Senior Notes (xiii)	12/2003	08/2013	No guarantee	US$	8% p.a.	275,835	288,930	275,835	288,930

Financial charges						11,688	6,792	55,249	55,056

			Total in foreign currency			966,185	1,024,999	2,943,157	2,628,409

			Balance of foreign currency swap operations			515,407	619,931	1,274,806	1,443,866

			Total loans and financing			1,657,127	1,813,880	7,205,493	6,228,524

			Loans and financing - Short term			351,070	357,057	1,695,897	1,785,550
			Loans and financing - Long term			1,306,057	1,456,823	5,509,596	4,442,974

    (a)       Turnover of loans and financing during the period ended on September 30, 2007 (consolidated)

Balance at 06/30/2007				Balance at 09/30/2007
	Additions	Amortization	Financial charges

6,228,524	1,654,360	(808,473)	131,082	7,205,493

    (b)      Description of the principal loans and financing facilities

    (i)         In November 2006, TMAR closed a contract with the BNDES (Brazilian Development Bank), amounting to R$ 1,970,896, and drew down R$ 810,000 to finance the expansion and technological upgrading of its wireline network, scheduled to be carried out between 2006 and 2008. In September 2007, TMAR drew down another R$ 700,000 against this facility. The financial charges come due on a quarterly basis, until June 2009, becoming monthly for the period July 2009 to June 2014. The principal is payable on a monthly basis, as from July 2009.

    (ii)       In September 2004, Oi closed a financing contract with the BNDES, amounting to R$ 663,000, and has drawn down R$ 585,000 of this, R$ 400,000 in September 2004 and R$ 185,000 in May 2005, with the aim of financing its planned capital expenditure. The financial charges came due on a quarterly basis, until April 2006, when they became monthly, from May 2006 until October 2012. The principal has been payable on a monthly basis, since May 2006. On December 29, 2005, with the consent of BNDES, Oi transferred the full amount of this financing to TMAR.

    (iii)      In July 2007, Oi closed a financing contract with the BNDES, amounting to R$ 466,760, and drew down R$ 290,000 to finance the expansion and technological upgrading of its mobile telecommunications network, scheduled to be carried out between 2006 and 2008. The financial charges come due on a quarterly basis, until January 2010, becoming monthly for the period February 2010 to January 2015. The principal is payable on a monthly basis, as from February 2010.

    (iv)      During the period December 2003 to October  2004, TMAR  drew down R$ 529,635 under a loan contract closed with the BNDES in December  2002, with the aim of financing its planned capital expenditure for the years 2002, 2003 and 2004. The funds were invested in the expansion of the telecoms network and in operational improvements. The financial charges were due quarterly, until January 2005, becoming due monthly from May 2005 until January 2011. The principal has been payable on a monthly basis, since May 2005.

    (v)        This item refers to the utilization of resources provided under special lines of credit, for the acquisition and installation of equipment, infrastructure and other items, under the terms of the government’s "Program of Support to Investment in Telecommunications". The financial charges and principal are due on a monthly basis, until January 2008.

    (vi)     In July 2005, TMAR closed a loan contract with the BNDES, amounting to R$ 217,945, drawing down R$ 80,000 in that same month, with the aim of financing its PGMU (General Target Plan for Universal Telecoms Access). The financial charges were due quarterly, until August 2006, becoming monthly from September 2006 until August 2013. The principal has been payable on a monthly basis, since September 2006.

    (vii)      In August 2001, Oi obtained a line of credit for US$ 1,425 million from a consortium of banks and suppliers (Nokia, Siemens and Alcatel), led by the Dutch bank ABN AMRO Bank N.V., to cover both capital expenditure and working capital. After carrying out three restructurings of the loan, the most recent in August 2005, the due balance on this line of credit at September 30, 2007 was US$ 193 million (06/30/2007 – US$ 276 million), after discounting amortization. The proposed resources under this line of credit have been fully utilized. In November 2003, the debt was transferred from Oi to TMAR.

    (viii)      In September 2007, TMAR obtained a syndicated loan of R$ 664,360 (US$ 360,000), to finance the expansion and technological upgrading of its wireline network. This international facility was put together by a consortium of banks, led by Citibank Tokyo and Sumitomo Mitsui Banking Corporation. The Japan Bank for International Cooperation (JBIC - the Japanese Development Bank) is the guarantor. The Mizuho Corporate Bank, Bank of Tokyo-Mitsubishi UFJ and the Tokyo branches of Societé Générale, Banco Bilbao Vizcaya Argentaria and ING Bank N.V also participated in the consortium.

    (ix)       In August 2001 and January and February 2003, TNL obtained R$ 1,646,110 from JBIC (Japanese Development Bank), to finance investment in TMAR.

    (x)        In September 2006, TNL obtained R$ 322,650 from Unibanco (União de Bancos Brasileiros S.A.), through the on-lending of funds from abroad (Resolution 2,770), for the purpose of providing working capital.

    (xi)      In December 2002, Oi closed a financing contract with KFW - Kreditanstalt Fur Wiederaufbau, NIB - Nordic Investment Bank, Société Générale/Coface and FINNVERA - Finnish Export Credit, amounting to US$ 300 million, in partial substitution of the line of credit taken out with ABN AMRO Bank N.V.. In November 2003, the debt was transferred from Oi to TMAR.

    (xii)       BNDES announces its currency basket rate (UMBNDES) on a daily basis.

    (xiii)     On December 18, 2003, TNL obtained R$ 878,820 (US$ 300 million) through the issuing of non-convertible "Senior Notes" abroad. JP Morgan coordinated the issue, while BB Securities (Banco do Brasil Securities) and CSFB (Credit Suisse-First Boston) participated in the distribution. These securities are remunerated at the rate of 8% p.a. and mature in August 2013, with TNL having the annual option of early redemption, as from the 5th year. There are no guarantees. The funds are to be used for various corporate purposes. On December 1, 2005, TNL effected the early redemption of some of these Senior Notes, to the sum of US$ 150 million, which were subsequently cancelled.

    The repayment of long-term debt has been scheduled as follows:

	Parent Company	%	Consolidated	%
In local currency
2008	175,535	13.4	370,441	6.7
2009			372,858	6.8
2010			524,165	9.5
2011			978,681	17.7
2012 onwards			361,733	6.6

	175,535	13.4	2,607,878	47.3

In foreign currency
2008	285,489	21.9	416,806	7.6
2009	316,567	24.2	997,199	18.1
2010	204,520	15.7	457,932	8.3
2011	48,111	3.7	225,476	4.1
2012 onwards	275,835	21.1	804,305	14.6

	1,130,522	86.6	2,901,718	52.7

Total
2008	461,024	35.3	787,247	14.3
2009	316,567	24.2	1,370,057	24.9
2010	204,520	15.7	982,097	17.8
2011	48,111	3.7	1,204,157	21.8
2012 onwards	275,835	21.1	1,166,038	21.2

	1,306,057	100.0	5,509,596	100.0

     20        Taxes payable and deferred

	Parent Company		Consolidated

	09/30/2007	06/30/2007	09/30/2007		06/30/2007

	Short	Short	Short	Long	Short	Long
	term	term	term	term	term	term

ICMS (i)			370,396		445,151	35
ICMS - Covenant 69/1998 (ii)				71,227		65,234
PIS and COFINS	323	357	92,830		93,340
Income tax payable	667	702	684,530		434,110
Social contribution payable			229,054		142,588
Deferred income tax and social
contribution – Law no 8,200/1991			11,405		11,606
Others	705	704	98,648	2,405	32,475	1,947

	1,695	1,763	1,486,863	73,632	1,159,270	67,216

    (i)      Various municipal, state, and federal taxes are levied on telecom services, the main one being ICMS (Value Added Tax on sales and services), charged by the states at diverse rates. The ICMS rate is 35% for Rondônia, 30% for the states of Pará, Paraíba, Mato Grosso and Rio de Janeiro; 29% for Goiás and Mato Grosso do Sul; 28% for Pernambuco; 27% for Bahia, Ceará, Rio Grande do Norte, Sergipe, Paraná, Alagoas and Maranhão; and 25% for all the other states.

    (ii)        Net value of judicial deposits amounting to R$ 143,072 (06/30/2007 – R$ 139,426) in the consolidated figures.

    21        REFIS II – Tax Refinancing Program

                TNL and its subsidiaries TMAR and Oi have all adhered to the PAES – Special Scheduling (also known as the REFIS II – Tax Refinancing Program), governed by Law  nº 10,684/2003, with the registration of a substantial portion of the debt to the National Treasury and the INSS that was due up to February 28, 2003. According to the provisions of Article 7 of the aforementioned law, TNL and its subsidiaries are obliged to maintain regular payment of the installments under the REFIS II, and may be excluded from the program in the event of late payment in three consecutive months or in six alternating months, whichever may happen to occur first.

                The refinancing has been scheduled over 180 months for TNL and 120 months for its subsidiaries, and the amounts of R$ 11,245 (TNL) and R$ 97,428 (consolidated) were settled on time during the period ended on September 30, 2007, in compliance with the provisions of CVM Instruction nº 346, which deal with the regularity of the payments as an essential requirement for retaining the conditions provided for under the REFIS II program.

    The amounts scheduled under the REFIS II program are as follows:

	Parent Company				Consolidated
	09/30/2007		06/30/2007		09/30/2007		06/30/2007
	Short	Long	Short	Long	Short	Long	Short	Long
	term	term	term	term	term	term	term	term

COFINS					68,755	322,129	67,692	334,071
CPMF	4,130	39,924	3,727	40,662	28,766	154,730	27,982	159,757
IOF	11,182	108,104	10,092	110,103	14,683	124,224	13,539	126,834
Income tax					12,627	56,779	12,432	59,009
Social contribution					4,246	23,491	4,181	24,173
INSS - SAT					2,962	19,886	2,928	20,297
PIS					610	3,092	600	3,194

	15,312	148,028	13,819	150,765	132,649	704,331	129,354	727,335

    A breakdown of the REFIS II amounts, showing principal, fines and interest, is presented below:

	Consolidated

				09/30/2007	06/30/2007

	Principal	Fines	Interest	Total	Total

COFINS	281,724	28,289	80,871	390,884	401,762
CPMF	133,318

		13,332	36,846	183,496	187,739
IOF	101,730	10,173	27,004	138,907	140,373
Income tax	38,034

		8,981	22,392	69,406	71,441
Social contribution	15,383

		3,435	8,920	27,738	28,354
INSS - SAT	13,398

		2,315	7,135	22,848	23,224
PIS	2,359	262	1,079	3,701	3,796

	585,946	66,787	184,247	836,980	856,689

    These amounts are corrected monetarily according to the variations of the TJLP (Long Term Interest Rate), with R$ 7,954 (TNL) and R$ 41,817 (consolidated) being recognized as “Financial expenses” during the period ended on September 30, 2007 (see Note 6).

    As at September 30, 2007, the payment flows through the REFIS II program, adjusted to present value at the rate of 12% p.a. (forecast average rate of remuneration), for the remaining period of ten years and eight months, amount to R$ 126,220 (TNL) and R$ 691,103 (consolidated).

    Faced with the undue classification, by the SRF (Federal Internal Revenue Department) and the PGFN (Office of the Chief Attorney for the National Treasury), of debts under the PAES program, TMAR felt obliged to file a lawsuit in order to prove its good standing with regard to payment of the installments under the program, as well as to substantiate the debts that were included in that program. To this effect, and in view of the concession of a preliminary injunction conditional upon a guarantee, supplementary judicial deposits of approximately R$ 3 million per month were made until such time as an administrative or judicial decision be handed down determining the correct balance of the debts included in the PAES scheme. In May 2006, TMAR obtained a judicial ruling authorizing the monthly guarantee presented in this legal action to be effected by means of a bank guarantee, instead of a cash deposit.

    In the cases of TNL and Oi, the same error has been committed by the administrative authorities, with the undue inclusion of amounts other than those specified by the companies. On August 22, 2006, the SRF removed TNL and Oi from the REFIS II program, on the grounds of alleged payment default. Since the management and its legal advisors consider that this exclusion is totally unfounded, given that the calculation of the installments to be paid is based on the amounts that the companies themselves asked to be included, TNL and Oi are taking the necessary administrative and judicial steps for their reinstatement in the REFIS II program. In the event that the REFIS II debt is recalculated without including the benefits provided for in Law nº 10,684/2003, the amount of the long-term debt, totaling R$ 154,985 (consolidated), will be transferred to current liabilities, and supplementary financial charges of approximately R$ 13 million (consolidated) would have to be recorded.

    22         Provisions for legal contingencies

    (a)       Composition of the book balance

		Parent Company		Consolidated
		09/30/2007	06/30/2007	09/30/2007	06/30/2007
	Fiscal

(i)	ICMS tax assessments			339,444	341,709
(ii)	Compensation for tax losses
	and negative contribution base			79,002	77,187
	FUST			64,435	62,423
(iii)	ISS	424	424	58,539	58,436
	INSS (joint responsibility,
	professional fees and indemnifications)			49,612	48,650
(iv)	ILL			42,844	42,283
	FUNTTEL			43,364	35,701
(v)	Other claims	4	4	94,112	99,537
	Associated judicial deposits (*)			(156,583)	(141,967)

		428	428	614,769	623,959

	Labor

(i)	Overtime	411	646	185,256	391,275
(ii)	Pay differences		14	121,816	127,373
(iii)	Indemnifications		24	90,501	108,843
(iv)	Fines		6	82,597	38,069
(v)	Sundry extras			77,894	112,044
(vi)	Claims by outsourced personnel		89	51,900	337,888
(vii)	Professional fees			43,500	22,782
(viii)	Contractual rescission			37,593	28,836
(ix)	Pension differences		28	28,296	28,917
(x)	FGTS			15,584	5,122
(xi)	Employment links			13,047	132
(xii)	Other claims		20	47,159	25,208
	Associated judicial deposits (*)		(31)	(272,368)	(274,511)

		411	796	522,775	951,978
	Civil

(i)	ANATEL estimates			287,057	167,482
(ii)	Small claims courts			80,864	80,680
(iii)	ANATEL fines			56,443	56,389
(iv)	Other claims	3		263,281	267,266

		3		687,645	571,817

		842	1,224	1,825,189	2,147,754

    (*) In accordance with CVM Resolution no 489/2005.
    In accordance with the terms of the respective legislation, the provisions for legal contingencies are corrected monetarily on a monthly basis, using the following indices and interest rates:

    Fiscal:           Variations of the SELIC (Brazilian Central Bank base rate) and UFIR (Fiscal Unit of Reference);

    Labor:           Indices of the TRTs (Regional Labor Courts), plus interest of 1% per month;

    Civil:             Variations of the UFIR, plus monthly interest (0.5% up to January 9, 2003 and 1% as from January 10, 2003) and, for ANATEL, the IGP-DI inflation index.

    (b)       Breakdown of the claims according to level of risk, as at September 30, 2007 (consolidated)

	Fiscal	Labor	Civil	Total

Probable	614,769	522,775	687,645	1,825,189
Possible	6,126,862	345,334	2,051,961	8,524,157
Remote	664,677	679,999	366,493	1,711,169

Total	7,406,308	1,548,108	3,106,099	12,060,515

    (c)        Summary of the changes in the balances of the provisions for legal contingencies

	Parent Company

	Fiscal	Labor	Civil	Total

Balance at December 31, 2006	428	778		1,206

Additions, net of reversals	41	(8)		33
Write-downs due to settlement	(41)	1		(40)
Monetary correction (Note 6)		56		56
Associated judicial deposits		(31)		(31)

Balance at June 30, 2007	428	796		1,224

Additions, net of reversals		(297)	2	(295)
Write-downs due to settlement
Monetary correction (Note 6)		(119)	1	(118)
Associated judicial deposits		31		31

Balance at September 30, 2007	428	411	3	842

	Consolidated

	Fiscal	Labor	Civil	Total

Balance at December 31, 2006	673,507	924,978	555,126	2,153,611

Additions, net of reversals (i)	58,688	115,011	96,916	270,615
Write-downs due to settlement	(64,557)	(103,105)	(105,591)	(273,253)
Monetary correction (Note 6)	27,084	84,324	25,366	136,774
Transfers	780	1,382		2,162
Associated judicial deposits	(71,543)	(70,612)		(142,155)

Balance at June 30, 2007	623,959	951,978	571,817	2,147,754

Additions, net of reversals (i)	8,548	(242,098)	148,029	(85,522)
Write-downs due to settlement	(22,494)	(68,420)	(38,654)	(129,568)
Monetary correction (Note 6)	19,372	(120,828)	6,453	(95,003)
Associated judicial deposits	(14,616)	2,143		(12,472)

Balance at September 30, 2007	614,769	522,775	687,645	1,825,189

    (i)     The total additions in the period, net of reversals, amounting to R$ 185,093, comprise the cost of the provisions for legal contingencies, to the sum of R$ 159,689 (see Note 5), and the amounts shown in the table below, totaling R$ 25,404. During the period ended on September 30, 2007, the management altered the method of calculating losses in relation to labor claims, basing the new calculation on the record of payments already made. This change brought about a reversal against the provision for legal contingencies, to the sum of R$ 407,870, with R$ 264,695 recorded under Other operating expenses – provisions for legal contingencies and reversals (Note 5), and R$ 143,175 under Net financial income (expenses) – monetary correction of provisions for legal contingencies (Note 6).

    The amounts of the provisions in relation to ICMS on the leasing of IP gateways, INCRA, FUST, FUNTTEL and an ICMS power consumption credit are recorded in the respective accounts for these charges, as shown below:

	Consolidated

	09/30/2007	09/30/2006
Deductions from gross revenue:
Leasing of IP gateways	(10,600)

Payroll:
INCRA	(588)	(556)

Other operating expenses:
FUST	(3,181)	(36,007)
FUNTTEL	(9,480)	(8,277)
ICMS credit in relation to power consumption	(1,555)	(7,384)

	(25,404)	(52,224)

    (d)        Probable contingencies (consolidated)

    Fiscal:

    (i)     ICMS (Value Added Tax on Sales and Services) tax assessments - Refers to a provision that is considered by the management to be sufficient to cover the various tax assessments in relation to: (a) insistence on levying ICMS, instead of ISS, on certain revenues; (b) offsetting and appropriation of credits on the acquisition of goods and other inputs required for network maintenance; (c) assessments relating to non-compliance with obligations regarding access; and (d) assessments regarding the taxation of power consumption.

    (iii)     Compensation for tax losses and a negative contribution base - TMAR has obtained an injunction guaranteeing compensation for tax losses and a negative social contribution calculation base, when ascertained for the base years prior to and including 1998, offsetting these against 100% of future taxable income.

    (iii)     ISS (Tax on Services) - TMAR maintains provisions for tax assessments in relation to queries regarding the levying of ISS tax on a variety of value-added, technical and administrative services, such as the leasing of equipment. The amount provided for represents the portion of the assessments that the company’s legal advisers consider to be liable to the incurring of loss.

    (iv)     ILL (Tax at Source on Net Income) - TMAR offset the ILL paid up to the calendar year 1992, based on decisions by the STF (Federal Supreme Court) with regard to the unconstitutional nature of said tax. Nevertheless, although the merits of the argument have been made clear in the forum of the higher courts, a provision is still maintained, in view of the fact that a definitive decision has not yet been handed down as to the criteria for correcting these credits monetarily. The change that occurred during the period ended on September 30, 2007 relates to monetary correction.

    (v)     Other claims - These largely relate to provisions to cover IPTU (municipal real-estate tax) assessments, amounting to R$ 10,462 (06/30/2007 – R$ 10,462), sundry tax assessments relating to income tax and social contribution charges, to the sum of R$ 38,523  (06/30/2007 – R$ 37,438) and provisions for ICMS power consumption credits, totaling R$ 22,630 (06/30/2007 – R$ 21,994).

    Labor:

    The principal contingencies, broken down according to the nature of the proceedings, are summarized below:

    (i)      Overtime - Claims relating to requests for overtime payment, for work done outside normal working hours.

    (ii)     Pay differences - Largely represents amounts arising from pay differences among the employees in relation to claims for equal pay/reinstatement, by those whose receive less pay for doing an identical job, in association with other requirements provided for in the applicable legislation.

    (iii)    Indemnification - The indemnities correspond to requests for reimbursement or compensation for losses incurred during the validity of the employment contract, due to a variety of reasons, among which one may cite: work-related accident, provisional job stability, pain and suffering, restoration of payroll deductions, child day care benefit and productivity bonus, provided for in the collective labor agreement.

    (iv)    Labor fines - These are fines provided for under the CLT (Labor Laws) in the event of non or late payment of labor-related items.

    (v)     Sundry extras - These, in large part, reflect the expectation of losses in proceedings relating to demands for a risk premium by employees who work in environments that may be considered hazardous, particularly those close to high-voltage electrical installations.

    (vi)    Knock-on effect - Claims filed by former employees of contractors, holding TMAR secondarily responsible for amounts possibly owing and not paid by those contractors, usually because they went out of business.

    (vii)   Professional fees - These refer to the legal costs awarded to winning plaintiffs, including the fees due in claims supported by a pertinent labor union, as well as the fees of specialists and their assistants.

    (viii) Contractual rescission - Represents amounts due but not paid upon the rescission of the contracts of former employees, including indemnification provided for in the company’s plan to encourage voluntary contractual rescissions (PIRC).

    (ix)    Pension differences - These are claims relating to differences due to former employees under the private pension scheme, arising from payroll extras that were not taken into consideration when calculating the pension value.

    (x)     FGTS - These are claims referring to differences arising from the depositing of the plaintiff’s FGTS (Length of Service Indemnity Fund), and the issue of compensation for the losses generated by government economic plans in the 1980s and 90s, as well as in relation to the payment of a fine, equivalent to 40% of the FGTS, in the event of unfair dismissal.

    (xi)    Employment links - These are claims by former employees of contractors, attempting to establish a direct employment link with the company, on the grounds of unlawful outsourcing and/or elements of a connection, such as direct subordination.

    (xii)   Other claims - Refer to a variety of issues, relating to requests for reinstatement, profit share, and making up payroll shortfalls, among others.

    Civil:

    (i)    ANATEL estimates - The change during the quarter ended on September 30, 2007 is largely due to a R$ 127,189 provision supplement, arising from non-compliance with PGMU (General Target Plan for Universal Access) obligations.

    (ii)    Small claims courts - Questions raised by customers, for whom the individual indemnification amounts do not exceed the equivalent of forty minimum wages. During the period to September 30, 2007, payments were made in settlement of various of these suits, to the sum of R$ 52,701, offset by new provisions amounting to R$ 56,457.

    (iii)   ANATEL fines - These largely refer to the payment of fines arising from failures to meet quality targets (PGMQ and RIQ).

    (iv)       Other claims - These relate to various lawsuits in progress with regard to the rescission of contracts, indemnification of former suppliers and contractors, and expansion plans linked to the issuing of shares, among others. The review of the risk of incurring losses in regard to these proceedings is based on the opinion of the company’s legal advisors, as well as on the re-evaluation of the amounts of the provisions to cover losses arising from lawsuits over the rescission of contracts.

    (e)        Possible contingencies (not provided for)

    TNL and its subsidiaries also have a number of proceedings wherein the expectation of incurring losses is classified as possible, in the opinion of their legal advisors, and for which no provisions for contingencies have been made.

    The principal contingencies classified as involving possible losses, in the opinion of the company’s legal advisors, are summarized below:

    Fiscal:

    The amounts shown are based on the totals of the lawsuits and the tax assessments and notifications, which in many cases are arbitrated, with no details provided in regard to the infraction. Hence, there may be significant differences in relation to the real amounts that could be involved.

    ICMS - There have been a number of ICMS tax assessments against TMAR, amounting to approximately R$ 1,457,600, most notably in regard to two situations: the levying of ICMS on certain revenues from services that are already taxed for ISS or that do not form part of the ICMS tax base and the offsetting of credits in relation to the acquisition of goods and other inputs necessary for network maintenance.

    ISS - Assessments relating to the levying of ISS on the leasing of equipment, wake-up calls and other communication services, amounting to a total of approximately R$ 1,189,630, have not been provided for, being classified as potential losses, since these activities are either not subject to the levying of ISS or are already being taxed for ICMS. Furthermore, and strengthening the arguments of the defense, the STF (Federal Supreme Court) decided, in the fourth quarter of 2001, that ISS should not be levied on the leasing of equipment, to which a substantial portion of these assessed amounts are related.

    INSS (National Institute of Social Security) - There are proceedings totaling approximately R$ 441,835 relating to joint liability, the applicable percentage of SAT (Workplace Accident Insurance) and amounts liable to incurring INSS. TMAR has obtained favorable rulings in relation to these same issues, including the determining of the SAT to be charged on its services, at the rate of 1%, as sought by the management. Favorable decisions were also obtained ordering acceptance of the documents presented and withdrawal of the joint liability that had been assigned by the INSS.

    In July 2005, the INSS issued 24 NFLDs (Tax Debt Notifications) against TMAR, for the combined sum of R$ 345,612, which have been contested by the company. This amount mainly relates to:

    (i)    Non-liability for social security contributions on amounts paid out as sharing in the profits and results of TMAR. Such payments are made in accordance with the terms of Law nº 10,101 and of Article 7 of the 1988 Federal Constitution, and should not form part of the calculation base for this contribution. The amount involved in this assessment is R$ 268,515.

    (ii)  Non-liability for social security contribution on amounts paid out as indemnification bonus, child day care benefit, handicapped children’s assistance, etc. These amounts are, in the understanding of TMAR’s internal and outside advisors, of an indemnificatory nature and, therefore, should not be liable to incurring said contribution. The amount involved in this assessment comes to a total of R$ 63,476.

    (iii) Non-liability for social security contribution on amounts paid to freelancers hired by TMAR. In this case, the inspectors did not have access to documents proving that the correct amounts were duly paid by the company to the freelancers hired, and reported in the specific ancillary social security obligations forms. In the light of this, TMAR’s management will compile all the documentation necessary for the annulment of the NFLD issued. The amount involved in this assessment totals R$ 13,621.

    Federal taxes - There are also various tax assessments for income tax, social contribution, PIS, PASEP, COFINS and educational allowance, all relating to alleged failure to pay or to undue compensatory or declaratory procedures, in the opinion of the SRF (Brazilian Internal Revenue Service), amounting to approximately R$ 591,715. Based on the opinion of its legal advisors, the company’s management considers that there is a good chance of success in these proceedings, and for this reason has made no provisions for possible losses.

    The company, assisted by its legal advisors,  has been carrying out a study to ascertain the legal and accounting implications and impact of the Rio de Janeiro municipal Decrees n°s 26,905/2006 and 28,002/2007, which determine the remuneration arising from the granting of permission to use public spaces.

    Moreover, in August 2000, TMAR was assessed by the Federal Internal Revenue Department of Rio de Janeiro, on grounds relating to the year 1996, and therefore prior to the privatization. These assessments, in relation to income tax, social contribution, PIS, COFINS and withholding tax, came to a total of R$ 993,689. Of this sum, approximately R$ 51,000 was registered under the REFIS II program. Once a final decision has been handed down, the remaining amount, for which the maximum risk is considered to be possible, comes to approximately R$ 128,999.

    In July 2005, TNL was assessed by the SRF for R$ 1,836,794, largely in relation to the corporate transaction carried out by the company in 1998, to appropriate the goodwill determined in the privatization auction of the Telebrás System. The amortization of the goodwill and the corresponding tax deduction are provided for in Law n° 9,532/1997, which, in Article 7, authorizes the result of the amortization of goodwill to be included in calculating the taxable income of a company resulting from a merger, spin-off or consolidation, where one of the parties has an equity stake in the other, acquired at a premium based on the prospect of the future profitability of that other company. Hence, the prevailing federal legislation expressly allows the possibility of making use of premiums paid in the acquisition of equity stakes. This is a normal market practice and followed, moreover, the stipulations of CVM Instruction n° 319/1999. TNL is supported by the legal opinions of four renowned tax law firms, whose reports confirm the legality of the procedures adopted in the aforementioned transaction. The company has duly contested the tax assessment notice and has already obtained a partially favorable decision in the lower administrative court, which decided to eliminate the 150% fine charged to the company. This reduced the amount in question by approximately R$ 300,000. The company has appealed that part of the decision that was unfavorable.

    On June 30, 2006, the SRF issued an updated tax assessment notice against TMAR, for the sum of R$ 619,214, of which R$ 63,407 relates to a number of disallowances of exclusions from the PIS and COFINS calculation bases, R$ 391,908 is due to the inspectors failing to consider the information contained in the company’s rectified returns (DCTFs) when calculating the due amounts, and R$ 163,899 relates to inaccuracies on the part of the inspectors in relation to the DCTFs (when compared with the PIS and COFINS specified). The company has compiled the documentary evidence to sustain the accuracy of its own calculations and payments and, based on the opinion of its legal advisers, the management considers the risk of losses in this case to be possible. In June 2007, the company obtained a partially favorable decision in the lower court (and thus still provisional), in which the assessed amount was reduced by approximately R$ 375,397. The company is in the process of appealing the unfavorable part of the decision. In view of the fact that the reduction resulted from the identification of errors committed by the tax authorities, the company’s management considers that the company’s liability for that amount must now be remote, while that for the remaining amount is possible.

    In November 2006, the SRF issued a tax assessment notice against TNL for the sum of R$ 95,202, in relation to corporate income tax and social contribution that was allegedly due on the appropriation of interest and foreign exchange variations arising from lending operations abroad, as a result of signing contracts with TNL Trading for the assumption of debt. The company contested this assessment and obtained a favorable decision in the lower court, which considered the assessment to be unfounded. Based on the assessment of its lawyers, the company’s management considers the chances of incurring losses in this case to be possible.

    At the end of December 2006, TMAR received a new assessment, charging the sum of R$ 95,658 in relation to corporate income tax and social contribution. The amount is allegedly due because of: (i) disallowances considered to be inappropriate, in relation to services provided by affiliated companies; (ii) non-deductible expenses in relation to a swap transaction; (iii) compensation for tax losses exceeding the 30% limit, in certain states; (iv) undue benefit gained by offsetting a Telerj tax loss against the profits of other telecom companies, at the time of the privatization; and (v) inflation income not fully realized at certain affiliates, also at the time of the privatization. TMAR does not agree with the arguments and has presented its defense against the aforementioned assessment. Following a decision that partially reduced the amount assessed, the company appealed to the Taxpayers’ Council regarding the unfavorable part of the decision.

    Labor:

     These relate to questions regarding various claims in relation to pay differences, overtime, risk premium and joint liability, among others, amounting to a total of approximately R$ 345,334 (06/30/2007 – R$ 964,314), which are mainly before lower courts of law and for which no ruling has been handed down regarding the merits of these cases. The change during the quarter ended on September 30, 2007 is due to the reasons described earlier (see item c [i]).

    Civil:

    These refer to lawsuits in relation to which no judicial ruling has been handed down, the principal objectives of which are associated with issues regarding network expansion plans, indemnification for pain and suffering and material damages, collection proceedings, and tendering processes, among others. These issues are represented by at least 25,451 lawsuits (06/30/2007 – 25,022), involving a total value of approximately R$ 2,051,961 (06/30/2007 – R$ 2,038,572). This total is based, exclusively, on the amounts claimed by the plaintiffs (which are typically exaggerated), and the final judicial decisions are still pending.

    23        Debentures

    At an Ordinary General Meeting of the shareholders of TMAR, held on March 7, 2006, approval was given for a public issue of 216,000 (two hundred and sixteen thousand) simple, non-convertible debentures, in two series, with a nominal unit value of R$ 10, making a total of R$ 2,160,000. The issue date was set at March 1, 2006, with the placement date on March 27, 2006. The maturity of the 1st series is five years and of the 2nd series is seven years, from the issue date, and the remuneration is equivalent to 103% p.a. of the CDI rate, for the 1st series, and the CDI rate plus a 0.55% p.a. spread for the 2nd series. The interest recorded under current liabilities, as at September 30, 2007, amounting to R$ 16,965 (06/30/2007 – R$ 87,721), is amortized half-yearly. The most recent date was September 1, 2007 and the next occasion will be March 1, 2008. TMAR’s Board of Directors approved this operation on March 15, 2006.

    24        Shareholders’ equity

    At an Ordinary General Meeting held on April 11, 2007, approval was given for the allocation of the net profit for the year ended on December 31, 2006, amounting to R$ 1,248,204, as follows: (a) R$ 62,410 to the legal reserve; (b) R$ 1,128,336 to an investment reserve; and (c) the distribution of the remaining R$ 329,962, with R$ 29,996 in dividends and R$ 299,966 as interest on capital, payment of which began on April 20, 2007.

    At an Extraordinary General Meeting of the shareholders of TNL, also held on April 11, 2007, a proposal was approved for the appropriation of interest on capital up to the amount of R$ 600,000, to be declared over the course of 2007.

    The reconciliation of net profit for the period and shareholders’ equity as at September 30, 2007, between the parent company and the consolidated figures, is shown below:

	Net profit for the period	Shareholders’ equity

Parent Company	1,400,696	10,678,570

Elimination of unrealized profit on the sale of
TNL’s equity stake in Pegasus to TMAR		(43,271)

Elimination of unrealized profit on the sale of
TNL’s equity stake in Oi to TMAR		(499,994)

Elimination of goodwill amortization on the premium paid by
TMAR in its acquisition of TNL’s equity stake in Pegasus	14,857	94,091

Amortization of TNL’s goodwill in Pegasus	(8,366)	(52,982)

Elimination of goodwill amortization on the premium paid by
TMAR in its acquisition of TNL’s equity stake in Oi	39,822	230,085

Consolidated	1,447,009	10,406,499

    25        Financial instruments

    The exposure of TNL and its subsidiaries to market risk stems mainly from changes in foreign exchange rates, since a large part of their debt is denominated in foreign currency, while their revenues are in the local currency (real). In order to reduce this risk exposure, the companies use derivatives such as swap contracts. TNL and its subsidiaries do not use derivatives for any other purpose.
    These transactions are carried out through the company’s treasury area, in line with a strategy that has been previously approved by the management.

     (a)      Foreign exchange risk

    Approximately 36% (06/30/2007 - 37%) of the consolidated debt, including debentures and excluding currency swap transactions, is denominated in foreign currency (U.S. dollars or Japanese yen, or in the BNDES basket of currencies).

    The sum of the nominal values of the currency swaps and foreign currency investments, as at September 30, 2007, was US$ 1,102,194,000 (06/30/2007 - US$ 1,165,665,000) in the consolidated figures and US$ 503,519 ,000 (06/30/2007 - US$ 506,521,000) for the parent company, providing 69% and 96% cover, respectively, of the foreign exchange risk (06/30/2007 - 86% and 95%).

    A summary of the position of these transactions is shown below:

	Value of the hedging contracts		Hedging gain (loss)

	09/30/2007	06/30/2007	09/30/2007	09/30/2006

Parent Company
Foreign currency investments (i)	582,614	585,638	(66,897	(26,403
Foreign exchange swaps	343,054	389,780	(120,594)	(174,091)

Consolidated
Foreign currency investments (i)	785,119	798,018	(93,774	(38,937
Foreign exchange swaps	1,241,364	1,446,955	(404,717)	(580,383)

    The currency swap operations transfer the risk from foreign exchange variations to the variations of the CDI rate.

    (i)      Earnings from financial investments denominated in foreign currency are recorded in the results of hedging transactions (see Note 6).

    (b)       Interest rate risk

                TNL and its subsidiaries have loans and financing that is subject to floating interest rates, based on the TJLP or the CDI, in the case of debt denominated in local currency, and on the LIBOR, in the case of debt denominated in U.S. dollars, on the Japanese interbank rate (“Japanese LIBOR”), in the case of debt denominated in Japanese yen, and on BNDES’s variable currency basket rate (UMBNDES), in the case of debt linked to BNDES’s foreign currency funding. In order to reduce its exposure to LIBOR variations, TNL and its subsidiaries engage in swap transactions that convert the LIBOR rates into fixed rates.

    At September 30, 2007, approximately 84% (06/30/2007 – 81%) of the debt incurred, including debentures, was subject to floating interest rates, and 8% (06/30/2007 – 12%) was exchanged for fixed rates, by means of swap transactions.

	Value of the hedging contracts		Hedging gain (loss)

	09/30/2007	06/30/2007	09/30/2007	09/30/2006

Interest rate swaps:
Parent Company	45,664	54,666	(4,277)	(6,565)
Consolidated	558,196	675,826	2,858	(55)

    (c)        Credit concentration risk

    The concentration of credit risk associated with accounts receivable from customers is not material, due to the company’s highly diversified client portfolio and the monitoring controls applied. The doubtful debts are adequately covered by a provision for potential losses in this respect (see Note 10).

    Transactions with financial institutions (financial investments, loans and financing) are distributed among first class institutions, thereby avoiding any risk of concentration.

    (d)       Market value of the financial instruments

    With the exception of direct investment in TMAR, the market values of the principal financial instruments are similar to their book values, as shown below:

		09/30/2007

		Parent Company		Consolidated

		Book	Market	Book	Market
		value	value	value	value

(i)	Loans and financing	1,657,127	1,661,212	7,205,493	7,206,632
(ii)	Investment in marketable securities	595,953	595,953	5,374,371	5,374,371
(ii)	Debentures			2,176,965	2,176,965
(iii)	Direct investment in TMAR	11,220,954	18,007,648

		06/30/2007

		Parent Company		Consolidated

		Book	Market	Book	Market
		value	value	value	value

(i)	Loans and financing	1,813,880	1,803,058	6,228,524	6,217,344
(ii)	Investment in marketable securities	784,399	784,399	4,296,108	4,296,108
(ii)	Debentures			2,247,721	2,247,721
(iii)	Direct investment in TMAR	10,589,676	17,004,486

    (i)        The market values of the loans & financing were calculated at the present value of these financial instruments, considering the interest rate adopted by the market for transactions of a similar kind, term and level of risk.

    (ii)        The book balances of investments in marketable securities and debentures, at September 30, 2007 and June 30, 2007, are similar to their market values, because they are recorded at realizable value.

    (iii)       The market value of investment in TMAR was calculated based on the closing stock market quotation at the BOVESPA (São Paulo stock exchange) on the last business day of the quarter. No estimate was made of the market values of the investments in privately owned subsidiaries, since there is no active market for such instruments. It should be emphasized that the market value calculation based on stock market quotations is derived from transactions between minority shareholders and does not necessarily represent the amount that would be obtained in a transaction involving the transfer of TNL’s controlling equity stake in TMAR.

     26        Employee benefits

    (a)       Private pension schemes

    SISTEL (Sistel Social Security Foundation) is a not-for-profit private welfare business entity, set up in November 1977 with the corporate purpose of setting up private plans to provide savings, income, supplementary benefits or the like, to complement the government pension, for the benefit of employees and their family members who are linked to SISTEL’s sponsors.

    With the statutory alterations approved by the SPC (Supplementary Social Security Department) in January 2000, the sponsors negotiated the terms for creating plans tailored to the individual sponsor, with joint benefits restricted to those participants who retired up to January 31, 2000 (pension plan denominated “PBS-Assistidos” or “PBS-A”).

    TNL and its subsidiary TMAR sponsor private defined benefit pension plans (PBS-A and PBS-Telemar) and TNL and its subsidiaries TMAR and Oi sponsor private variable contribution pension plans (TelemarPrev).

    Pursuant to Article 33 of Complementary Law nº 109, of May 29, 2001, SISTEL’s Steering Committee formally requested, in October 2004, the transfer of the administration of the PBS-Telemar and TelemarPrev plans to FASS (Atlantic Social Security Foundation). This foundation was set up by TMAR and was authorized by the SPC, on January 12, 2005, to begin its activities. On February 28, 2005, the process of transferring the administration of the PBS-Telemar and TelemarPrev plans from SISTEL to FASS was completed. SISTEL continues to be responsible for the PBS-A plan.

    The Fundação Atlântico de Seguridade Social - FASS, a closed supplementary pensions organization with multiple sponsors and multiple plans, is a not-for-profit private welfare business entity, with independent management of its assets, administration and finances, based in the city of Rio de Janeiro, in the state of Rio de Janeiro, for the purpose of administering and executing plans providing social security benefits for the employees of its sponsors.

    In December 2005, the SPC approved alterations to the regulations of the PBS-Telemar and TelemarPrev benefit schemes, bringing them into line with the requirements of MPS/CGPC Resolution nº 6, of October 30, 2003, and SPC Regulatory Instruction nº 5, of December 9, 2003, with regard to the laws governing deferred proportional benefit, self-sponsorship, redemption and portability.

    In December 2006, the SPC approved further alterations to the regulations of TelemarPrev, with a view to simplifying the regulatory text and operating procedures.

    (b)        Employee profit sharing

    The employee profit sharing scheme was introduced in 1999, as a way to stimulate the employees to meet individual and corporate targets and thereby improve the return on investment for shareholders. The scheme comes into effect when the following targets are met:

      Economic value added targets (indicators of earnings before interest, income tax, depreciation and amortization - EBITDA, as well as indicators of economic value added); and
      Operational, quality and market indicators.

    On September 30, 2007, the subsidiaries TMAR, Oi and Oi Internet recorded provisions based on the estimated attainment of these targets, amounting to R$ 51,506 (09/30/2006 – R$ 35,100).

    The differences between the amounts of the provisions and the figures presented in the statements of income are due to reversals or supplements in relation to the previous year’s estimates, made upon the effective payment thereof.

    (c)        Other employee benefits

    The company also provides its employees with medical and dental schemes, pharmacy and child day-care assistance and group life insurance, with deductions from the payroll made in accordance with the pay scales determined in the collective labor agreements.

    (d)        Share option scheme

    At an Extraordinary General Meeting of the shareholders, held on April 11, 2007, approval was given for the Share Purchase Option Scheme, which may be seen on the company’s website (www.oi.com.br/ri) and also that of the CVM (www.cvm.gov.br). The scheme will be managed by the Board of Directors, which will from time to time introduce share option programs.
    The Share Purchase Option Program for 2007 includes 40 beneficiaries, who are entitled to a total corresponding to up to 1.31% of the subscribed and paid in share capital, the exercising of which will be effected in four equal annual portions. The exercise price that has been set was based on the weighted average Bovespa quotation in the 30 days immediately preceding the concession date, and will be corrected monetarily according to the IGP-M inflation index.

    27        Transactions with related parties – parent company

    Transactions with related parties are carried out over terms, at prices and under other conditions similar to those with third parties. The principal transactions are summarized below:

	09/30/2007
	TMAR	Oi	TNL.Net	TNL PCS Participações	Telemar Telecomunicações	TNL Trading	Total

Assets
Loans to subsidiaries				157,267		55	157,322
Dividends and interest on capital (Note 15)	6,073						6,073
Other assets	5,712						5,712

	11,785			157,267		55	169,107

Liabilities
Loans and financing	2,155	173,371	9				175,535

Revenue
Financial income	24,432			13,373		3	37,808

Expenses
Financial expenses	(2,605)	(12,278)	(225)		(149)		(15,257)

	06/30/2007
	TMAR	Oi	TNL.Net	TNL PCS Participações	Telemar Telecomunicações	TNL Trading	Total

Assets
Loans to subsidiaries				152,236		53	152,289
Dividends and interest on capital (Note 15)	12,835						12,835
Other assets	9,647						9,647

	22,482			152,236		53	174,771

Liabilities
Loans and financing		168,937	8		5		168,950

	09/30/2006
			TNL PCS	Telemar
	TMAR	TNL.Net	Participações	Telecomunicações	Total

Revenue
Financial income	97,903		3,214	3,137	104,254

Expenses
Financial expenses	(4,900)	(439)		(162)	(5,501)

    (a)       Lines of credit extended by the parent company

    The lines of credit extended by TNL to its subsidiaries are for the purpose of providing them with working capital for their operational activities. The maturity dates may be renegotiated, based on those companies’ projected cash flows, at a rate corresponding to 104% of the CDI rate (06/30/2007 – 104% of the CDI rate).

    (b)      BNDES loans

    In December 1999, some of the sixteen subsidiaries providing wireline telephony services, which were later consolidated as TMAR, took out loans from BNDES, the parent company of BNDESPar, which holds 25% of the voting capital of Telemar Participações S.A.. The total amount of these loans was R$ 400,000, maturing in December 2000 and bearing interest based on the SELIC rate, plus a spread of 6.5% p.a.. In December 2000, these contracts were renegotiated and replaced by two new contracts, providing a line of credit for up to R$ 2,700,000, with the contract in local currency bearing interest at the TJLP rate and the contract in foreign currency based on the variable interest rate of the BNDES currency basket, plus 3.85% p.a.. The financial charges were paid quarterly, up to January 2002, and became due on a monthly basis for the period February 2002 to January 2008. Of that total, 30% was drawn down directly from BNDES and the remaining 70% was provided by a consortium of banks, led by Banco Itaú and Banco do Brasil and also comprising Bradesco, Banco Alfa, Unibanco, Citibank, Safra, Votorantim, Sudameris and Santander. Since 2002, no further withdrawals have been made against this line of credit, which started to be amortized in January 2002. At September 30, 2007, the balance of this line of credit in the company’s balance sheet stood at R$ 177.2 million (06/30/2007 - R$ 312.4 million).

    During the period December 2003 to September 2007, TMAR and Oi drew down R$ 2,146,104 and R$ 875,000, respectively, against new loan contracts, signed with BNDES in December 2003, September 2004, July 2005, December 2005, November 2006 and July 2007, providing a total of R$ 3,862,532. The funds have been invested in the expansion of the telecom networks and in operational improvements. On December 29, 2005, with the consent of BNDES, Oi transferred the full amount of its financing to TMAR, (see Note 19, item (b), sub-item [ii]).

    (c)        Financial investments managed by BB DTVM

    TNL has money in an investment fund abroad, amounting to R$ 582,614 (06/30/2007 – R$ 585,638), which is managed by BB DTVM, a fully-owned subsidiary of Banco do Brasil S.A., companies that are affiliated to Brasilcap Capitalização S.A. and Brasilveículos Cia. De Seguros, each of which holds 5% of the voting capital of Telemar Participações S.A..

    28        Insurance

    During the period of the concession, it is the responsibility of the concession holder to maintain the following insurance cover, in accordance with the contractual terms: comprehensive material damage insurance against all risks, insurance covering the economic conditions required to continue providing the service, and insurance guaranteeing the fulfillment of all obligations regarding quality and universal access.

    The assets, including those conceded under the concession, and responsibilities of material value and/or high risk are all covered by insurance. TNL and its subsidiaries hold insurance providing cover for material damage and loss of revenue as a result of such damage (loss of business), among other things. The management understands that the amount of the insurance cover is sufficient to ensure the integrity of the company’s assets and the continuity of its operations, as well as compliance with the rules set down in the Concession Contracts.

    As at September 30, 2007, the insurance policies provided the following cover, according to risk and the nature of the asset:

Consolidated
Type of insurance	insurance cover

Operational risk and loss of business	800,000
Civil liability - third parties *	110,334
Fire - inventory	112,000
Warranty insurance	31,590
Theft - inventory	30,000
Civil liability - general	20,000
Civil liability - vehicles	3,000

    * at the exchange rate on the last business day of the quarter (09/28/2007)

    29.     Subsequent events

    Fundação Atlântico de Seguridade Social

    On October 29th, the companies of the Oi group injected R$ 260 million into the Atlantic Foundation. This funding, the amount of which was determined by the Foundation’s actuaries, is intended to align the Foundation’s financial statements with the changes in actuarial premises, in order to better reflect the new economic scenario of declining interest rates, and adapt the hypotheses for mortality and disability applied to the Foundation’s pension schemes. The information and results to be disclosed, as required by IBRACON for accounting purposes, and approved by CVM Resolution n° 371/2000, that will affect the annual financial statements of the sponsors, as of 2008, will be disclosed together with the publication of the balance sheet for December 31, 2007, following conclusion of the actuarial calculations. It should be emphasized that, in accordance with the current premises, this amount should be set aside in the sponsors’ financial statements for a period of approximately 10 years, which is the estimated average remaining time in service for the plan´s active participants.

    06.01 - CONSOLIDATED BALANCE SHEET ASSETS (THOUSAND REAIS)

1 - CODE	2 - ITEM	3 - 09/30/2007	4- - 06/30/2007

1	TOTAL ASSETS	28,843,097	27,319,740
1.01	CURRENT ASSETS	12,205,177	10,587,687
1.01.01	CASH & EQUIVALENT	6,246,455	4,469,748
1.01.02	CREDITS	3,503,050	3,618,522
1.01.03	INVENTORIES	133,497	124,160
1.01.04	OTHER	2,322,175	2,375,257
1.01.04.01	DEFERRED / RECOVERABLE TAXES	1,761,201	1,525,686
1.01.04.02	ADVANCES TO EMPLOYEES	17,967	19,451
1.01.04.03	ADVANCES TO SUPPLIERS	109,195	232,843
1.01.04.04	PREPAID EXPENSES	422,895	506,343
1.01.04.05	CREDITS RECEIVBLE	5,875	86,134
1.01.04.06	OTHER	5,042	4,800
1.02	NON-CURRENT ASSETS	16,637,920	16,732,053
1.02.01	LONG-TERM ASSETS	3,737,968	3,789,970
1.02.01.01	SUNDRY CREDITS	2,348,699	2,489,585
1.02.01.01.01	DEFERRED / RECOVERABLE TAXES	2,110,709	2,206,441
1.02.01.01.02	CREDITS RECEIVBLE	237,990	283,144
1.02.01.02	RELATED PARTIES	7,963	9,350
1.02.01.02.01	SUBSIDIARIES	7,963	9,350
1.02.01.03	OTHER	1,381,306	1,291,035
1.02.01.03.01	JUDICIAL DEPOSITS AND EMBARGOES	1,124,402	1,053,276
1.02.01.03.02	TAX INCENTIVES	63,792	63,792
1.02.01.03.03	FINANCIAL INVESTMENTS	10,253	0
1.02.01.03.04	PREPAID EXPENSES	175,396	166,793
1.02.01.03.05	OTHER	7,463	7,174
1.02.02	PERMANENT ASSETS	12,899,952	12,942,083
1.02.02.01	INVESTMENTS	39,818	58,712
1.02.02.01.01	HOLDINGS IN SUBSIDIARIES - GOODWILL	18,860	37,721
1.02.02.01.02	OTHER INVESTMENTS	20,958	20,991
1.02.02.02	PROPERTY, PLANT & EQUIPMENT	11,294,562	11,299,919
1.02.02.03	INTANGIBLE ASSETS	1,228,513	1,236,779
1.02.02.04	DEFERRED ASSETS	337,059	346,673

    06.02 - CONSOLIDATED BALANCE SHEET LIABILITIES (THOUSAND REAIS)

1 - CODE	2 - ITEM	3 - 09/30/2007	4- - 06/30/2007
2	TOTAL LIABILITIES	28,843,097	27,319,740
2.01	CURRENT LIABILITIES	5,564,500	5,550,831
2.01.01	LOANS & FINANCING	1,695,897	1,785,550
2.01.02	DEBENTURES	16,965	87,721
2.01.03	SUPPLIERS	1,782,137	1,888,534
2.01.04	TAXES & CONTRIBUTIONS	1,619,512	1,288,624
2.01.04.01	DEFERRED / PAYABLE TAXES	1,486,863	1,159,270
2.01.04.02	REFIS II - TAX REFINANCING PROGRAM	132,649	129,354
2.01.05	DIVIDENDS & INTEREST ON CAPITAL	150,888	144,642
2.01.06	PROVISIONS FOR LEGAL CONTINGENCIES	0	0
2.01.07	RELATED PARTIES	0	0
2.01.08	OTHER	299,101	355,760
2.01.08.01	PAYROLL & SOCIAL CHARGES / BENEFITS	188,850	219,309
2.01.08.02	THIRD-PARTY CONSIGNMENTS	19,602	14,595
2.01.08.03	OTHER	90,649	121,856
2.02	NON-CURRENT LIABILITIES	10,395,933	9,663,307
2.02.01	LONG-TERM LIABILITIES	10,387,870	9,653,631
2.02.01.01	LOANS & FINANCING	5,509,596	4,442,974
2.02.01.02	DEBENTURES	2,160,000	2,160,000
2.02.01.03	PROVISIONS FOR LEGAL CONTINGENCIES	1,825,189	2,147,754
2.02.01.04	RELATED PARTIES	0	0
2.02.01.05	OTHER	893,085	902,903
2.02.01.05.01	DEFERRED / PAYABLE TAXES	73,632	67,216
2.02.01.05.02	REFIS II - TAX REFINANCING PROGRAM	704,331	727,335
2.02.01.05.03	OTHER LIABILITIES	115,122	108,352
2.02.02	UNREALIZED EARNINGS	8,063	9,676
2.03	MINORITY SHAREHOLDINGS	2,476,165	2,335,859
2.04	NET EQUITY	10,406,499	9,769,743
2.04.01	CAPITAL STOCK	4,688,731	4,688,731
2.04.02	CAPITAL RESERVES	25,083	25,083
2.04.03	REVENUE RESERVES	4,245,676	4,245,676
2.04.03.01	LEGAL RESERVE	209,975	209,975
2.04.03.02	OTHER REVENUE RESERVES	4,035,701	4,035,701
2.04.03.02.01	INVESTMENT RESERVE	4,408,967	4,408,967
2.04.03.02.02	TREASURY STOCK	(373,266)	(373,266)
2.04.04	RETAINED EARNINGS (ACCUMULATED LOSSES)	1,447,009	810,253

    07.01 - CONSOLIDATED STATEMENTS OF INCOME (THOUSAND REAIS)

1 - CODE	2 - ITEM	3 -	4 -	5 -	6 -
		From: 07/01/2007 To: 09/30/2007	From: 01/01/2007 To: 09/30/2007	From: 07/01/2006 To: 09/30/2006	From: 01/01/2006 To: 09/30/2006
3.01	GROSS SALES REVENUE	6,337,773	18,710,800	6,165,743	17,833,186
3.02	DEDUCTIONS FROM GROSS REVENUE	(1,900,422)	(5,610,519)	(1,855,340)	(5,405,254)
3.03	NET SALES REVENUE	4,437,351	13,100,281	4,310,403	12,427,932
3.04	COST OF GOODS SOLD / SERVICES PROVIDED	(2,305,764)	(6,934,874)	(2,443,709)	(6,940,318)
3.05	GROSS PROFIT	2,131,587	6,165,407	1,866,694	5,487,614
3.06	OPERATING REVENUE/( EXPENSES)	(934,389)	(3,518,758)	(1,367,606)	(4,218,483)
3.06.01	SALES	(671,766)	(1,987,777)	(619,312)	(1,930,812)
3.06.02	GENERAL & ADMINISTRATIVE	(276,287)	(852,268)	(307,043)	(884,887)
3.06.03	FINANCIAL	(51,511)	(358,838)	(322,643)	(1,035,929)
3.06.03.01	FINANCIAL INCOME	212,916	639,650	174,309	522,144
3.06.03.02	FINANCIAL EXPENSES	(264,427)	(998,488)	(496,952)	(1,558,073)
3.06.04	OTHER OPERATING REVENUE	155,995	428,179	147,355	421,140
3.06.05	OTHER OPERATING EXPENSES	(89,509)	(756,334)	(312,905)	(902,574)
3.06.06	EQUITY ADJUSTMENTS	(1,311)	8,280	46,942	114,579
3.07	NET OPERATING INCOME (EXPENSES)	1,197,198	2,646,649	499,088	1,269,131
3.08	NON-OPERATING INCOME/(EXPENSES), NET	12,352	23,941	(7,656)	(2,748)
3.08.01	INCOME	22,667	37,904	3,853	17,904
3.08.02	EXPENSES	(10,315)	(13,963)	(11,509)	(20,652)
3.09	INCOME BEFORE TAXES/PROFIT SHARING	1,209,550	2,670,590	491,432	1,266,383
3.10	PROVISION FOR INCOME TAX & SOCIAL CONTRIBUTION	(335,686)	(900,265)	(145,380)	(504,013)
3.11	DEFERRED INCOME TAX/SOCIAL CONTRIBUTION	(97,620)	(6,380)	(8,447)	125,327
3.12	PROFIT SHARING/ STATUTORY CONTRIBUTIONS	0	0	0	0
3.12.01	PROFIT SHARING	0	0	0	0
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSAL OF INTEREST ON CAPITAL	0	0	0	0
3.14	MINORITY SHAREHOLDINGS	(139,488)	(316,936)	(67,972)	(190,995)
3.15	NET PROFIT/(LOSS) FOR THE PERIOD	636,756	1,447,009	269,633	696,702